  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1997.


                                                      REGISTRATION NO. 333-23829

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                  AVTEAM, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

             FLORIDA                              5088                            65-0313187
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                               3230 EXECUTIVE WAY
                             MIRAMAR, FLORIDA 33025
                                 (954) 431-2359
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 DONALD A. GRAW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  AVTEAM, INC.
                               3230 EXECUTIVE WAY
                             MIRAMAR, FLORIDA 33025
                                 (954) 431-2359
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPIES TO:

                ANDREW HULSH, ESQ.                                JEFFREY M. STEIN, ESQ.
               NOEL H. NATION, ESQ.                                   KING & SPALDING
                 BAKER & MCKENZIE                                  191 PEACHTREE STREET
          701 BRICKELL AVENUE, SUITE 1600                         ATLANTA, GA 30303-1763
               MIAMI, FL 33131-2827                                   (404) 572-4600
                  (305) 789-8900

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(C), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1997


                                4,500,000 Shares

                                  AVTEAM, INC.

                              Class A Common Stock
[AVTEAM, INC. LOGO]             ($.01 par value)

                               ------------------


 Of the shares of Class A Common Stock ("Class A Common Stock") offered hereby (the "Offering"), 3,033,000 shares are being sold by AVTEAM, Inc. ("AVTEAM" or the "Company") and 1,467,000 shares are being sold by the Selling Shareholder named herein under "Principal and Selling Shareholders" (the "Selling Shareholder"). The Company will not receive any of the proceeds of shares sold by the Selling Shareholder. Prior to the Offering, there has been no public market for the Class A Common Stock. It is anticipated that the initial public offering price will be between $10.00 and $12.00 per share. For information relating to the factors to be considered in determining the initial offering price to the public, see "Underwriting."



The Class A Common Stock has been approved for listing on The Nasdaq Stock Market's National

                        Market under the symbol "AVTM."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
                                       AN
  INVESTMENT IN THE CLASS A COMMON STOCK, SEE "RISK FACTORS" ON PAGE 7 HEREIN.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                    UNDERWRITING                  PROCEEDS TO
                                        PRICE TO    DISCOUNTS AND   PROCEEDS TO     SELLING
                                         PUBLIC      COMMISSIONS    COMPANY(1)    SHAREHOLDER
                                       ----------   -------------   -----------   -----------
Per Share............................      $             $               $                 $
Total(2).............................  $                 $          $             $


(1) Before deduction of expenses payable by the Company, estimated at $750,000.
(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 675,000 additional shares of Class A Common Stock to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will
    be $          , Underwriting Discounts and Commissions will be $          ,
    and Proceeds to Company will be $          .

     The shares of Class A Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares
of Class A Common Stock will be ready for delivery on or about             ,
1997, against payment in immediately available funds.


CREDIT SUISSE FIRST BOSTON                          SBC WARBURG DILLON READ INC.


                      Prospectus dated             , 1997.

                                  [PHOTOGRAPH]

     "AVTEAM" and the circular design logo are service marks of the Company for which registration has been applied. All other service marks, trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                            ------------------------


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following information is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including "Risk Factors" and the Financial Statements and the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) reflects the automatic conversion upon the closing of the Offering of all outstanding shares of convertible voting preferred stock ("Class A Preferred Stock") into an aggregate of 1,974,642 shares of Class A Common Stock and all outstanding shares of convertible non-voting preferred stock ("Class B Preferred Stock") into an aggregate of 439,644 shares of Class B Common Stock. See "Underwriting" and "Description of Capital Stock."


                                  THE COMPANY

GENERAL


     AVTEAM is a global supplier of aftermarket aircraft engines, engine parts and airframe components ("Engines and Components"). The Company has historically focused on the purchase and resale of Engines and Components for the Pratt & Whitney JT8D series of engines, which power approximately 40% of the world's commercial aviation fleet. The Company has recently expanded its product line to include the CFM56 series of engines, which had the highest production volume of any engine series in 1996. The Company works with its worldwide network of industry contacts to identify and evaluate Engines and Components and surplus aircraft for potential acquisition. Engines and Components are either made available for immediate resale or repaired by FAA-licensed repair facilities and then resold. Surplus aircraft are always disassembled and sold as parts by the Company. The Company resells Engines and Components to other aftermarket suppliers, independent repair facilities, aircraft operators and original equipment manufacturers. Since its inception, the Company has substantially increased its revenue base, broadened the range of products and services offered and taken consistent steps to ensure the quality of its products and services. From $3.9 million in 1993, the Company's net sales reached $31.7 million in 1996, when the Company supplied over 600 customers worldwide. The Company had net sales of approximately $18.9 million for the first six months of 1997 compared to approximately $13.0 million for the first six months of 1996. In November 1996, the Company became the first aftermarket supplier to receive quality accreditation from the Airline Suppliers Association, an FAA-recognized independent quality assurance organization. The Company believes that there are currently fewer than 25 accredited aftermarket suppliers.



     The Company believes that the annual worldwide aftermarket for Engines and Components is approximately $10 billion, of which approximately $1 billion represents sales and leases of JT8D Engines and Components. The aftermarket for Engines and Components is highly fragmented, with a limited number of well-capitalized companies selling a broad range of products and numerous smaller competitors serving distinct market niches. The Company believes that the following factors will contribute to the continued growth of the aftermarket for Engines and Components and will accelerate the trend towards consolidation in the industry: (i) growth in air transit activity; (ii) increase in the number of older commercial aircraft; (iii) aircraft operators' demand for full service suppliers; and (iv) increased regulatory scrutiny.


BUSINESS STRATEGY


     The Company believes that its industry experience and capabilities position it to expand its market presence in the growing aftermarket for Engines and Components. The Company intends to build upon its success and exploit favorable industry dynamics by: (i) capitalizing on its worldwide sourcing network; (ii) continuing its commitment to quality leadership; (iii) broadening its product line; (iv) increasing sales to aircraft operators by providing value-added services; and (v) pursuing strategic acquisitions.



     Capitalize on Worldwide Sourcing Network. The Company believes that purchasing Engines and Components on a timely basis and at favorable prices is critical. Although there are well-developed channels for distribution of Engines and Components by aftermarket suppliers, there is no consistent, reliable and organized market for aftermarket suppliers to acquire their inventory. Accordingly, the Company has developed a sourcing network of independent agents operating throughout the world that assists management in identifying available products and facilitates quick evaluation of products and execution of purchasing decisions. The Company believes that the Offering will enhance its industry recognition and facilitate larger purchases on advantageous terms.


     Continue Commitment to Quality Leadership. The Company emphasizes adherence to high quality standards at each stage of its operations (product acquisition, overhaul, documentation, inventory control and delivery). Of the approximately 2,500 distributors offering parts to civil aviation purchasers, the Company was the first aftermarket supplier to meet the voluntary accreditation quality system standard of the Airline Suppliers Association.



     Broaden Product Line. The Company has recently expanded its product line to include higher thrust models of the JT8D series of engines and other high thrust engines, such as the CFM56 engine. The Company believes that the Offering will provide it with the capital to be one of the few aftermarket suppliers able to compete in this market segment. The CFM56 has been in service since 1982 and an aftermarket in this engine has begun to emerge. The installed base of these engines is expected to approximate the size of the current installed base of the JT8D within the next five years. The Company acquired two CFM56 engines in 1997. One of these engines is being disassembled to provide the Company with its initial inventory of CFM56 engine parts. The other engine was sold as a whole engine. The Company also plans to increase its availability of airframe components as it continues to acquire surplus aircraft for disassembly and additional supply of engine inventory.



     Increase Sales to Aircraft Operators by Providing Value-Added
Services. The Company believes that aircraft operators' increased demand for full service creates considerable opportunities for larger, well-capitalized aftermarket suppliers. The Company intends to take advantage of this trend and differentiate itself from other aftermarket suppliers by providing a full range of products and services, including an expanded range of engine field services, including borescoping and hushkit installations, a full range of on-wing maintenance services, engine leasing programs and engine management services. The Company expects the Offering to provide it with sufficient capital to purchase the inventory and attract the personnel necessary to sell a broader array of products and services directly to aircraft operators.


     Pursue Strategic Acquisitions. The Company's facilities, management information systems and management structure have been designed to support future growth and to enable the Company to benefit from the trend towards industry consolidation. The Company intends to use a portion of the proceeds from the Offering to selectively acquire companies that complement its existing business.

                             ---------------------

     The Company began operations in 1992 and is headquartered in southeast Florida, which provides convenient access to major aviation services companies. The Company's principal executive offices are located at 3230 Executive Way, Miramar, Florida 33025, and its telephone number is (954) 431-2359.

                                  THE OFFERING


Class A Common Stock offered by:
  The Company........................................  3,033,000 shares
  The Selling Shareholder............................  1,467,000 shares
                                                       -----------
          Total(a)...................................  4,500,000 shares
                                                       ===========
Common Stock to be outstanding
  after the Offering:
  Class A Common Stock...............................  10,335,414 shares
  Class B Common Stock...............................  439,644 shares
                                                       -----------
          Total(a)(b)................................  10,775,058 shares
                                                       ===========
Use of Proceeds......................................  Repayment of outstanding indebtedness, payment of accrued compensation and for working
                                                       capital and general corporate purposes,
                                                       including the purchase of surplus aircraft and
                                                       Engines and Components for the Company's
                                                       inventory and the funding of the acquisition
                                                       of complementary businesses.
Voting Rights........................................  Each share of Class A Common Stock is entitled to one vote on all matters submitted to a vote
                                                       of shareholders. The shares of Class B Common
                                                       Stock have no voting rights, except with
                                                       respect to the right to vote as a class on
                                                       amendments to the Company's Articles of
                                                       Incorporation as specified under Florida law.
                                                       In all other respects, the shares of Class A
                                                       Common Stock and Class B Common Stock are
                                                       identical. See "Description of Capital Stock."
Nasdaq National Market Symbol........................  AVTM


---------------


(a) In the event the over-allotment option is exercised in full, the total number of shares of Class A Common Stock and the total number of shares of Class B Common Stock to be outstanding after the Offering would be 11,010,414 and 439,644, respectively.

(b) Does not include 600,000 shares of Class A Common Stock reserved for issuance upon the exercise of stock options which may be granted under the Company's 1996 Stock Option Plan. See "Management -- 1996 Stock Option Plan."

                             SUMMARY FINANCIAL DATA


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                 SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                 JUNE 30,
                                       ------------------------------------   -----------------------
                                          1994         1995         1996         1996         1997
                                       ----------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
STATEMENTS OF INCOME DATA:
Net sales............................  $    9,062   $   18,299   $   31,724   $   12,974   $   18,932
Gross profit.........................  $    2,689   $    6,451   $    9,083   $    4,055   $    5,964
Income from operations...............  $      748   $    1,289   $    4,771   $    2,167   $    2,977
Income before income taxes...........  $      754   $    1,098   $    2,860   $    1,818   $    2,508
Provision (credit) for income
  taxes(1)...........................          --           --         (370)          --          912
                                       ----------   ----------   ----------   ----------   ----------
Net income(1)........................  $      754   $    1,098   $    3,230   $    1,818   $    1,596
                                       ==========   ==========   ==========   ==========   ==========
Pro forma net income (historical for
  the six months ended June 30,
  1997)(2)...........................  $      468   $      681   $    1,692   $    1,157   $    1,596
                                       ==========   ==========   ==========   ==========   ==========
Pro forma net income per common
  equivalent share (historical for
  the six months ended June 30,
  1997)..............................  $     0.06   $     0.09   $     0.22   $     0.15   $     0.21
                                       ==========   ==========   ==========   ==========   ==========
Weighted average number of common
  equivalent shares outstanding(3)...   7,742,058    7,742,058    7,742,058    7,742,058    7,742,058
                                       ==========   ==========   ==========   ==========   ==========



                                                                          JUNE 30, 1997
                                                             ---------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL    PRO FORMA(4)   AS ADJUSTED(5)
                                                             -------   ------------   --------------
                                                                       (UNAUDITED)
BALANCE SHEET DATA:
Working capital............................................  $18,334     $23,605         $52,962
Inventory..................................................   22,348      22,779          22,779
Total assets...............................................   39,373      39,804          59,085
Total debt.................................................   17,976      10,952             210
Total shareholders' equity.................................   16,589      23,884          54,162


---------------


(1) The Company was an S Corporation for federal and state income tax purposes for the taxable periods from January 1, 1994 through December 6, 1996. As a result, the net income of the Company was taxed, for federal and state income tax purposes, directly to the Company's shareholders rather than to the Company. See Note 5 of Notes to Financial Statements.


(2) Assumes that the Company was subject to federal and state income taxes during the periods presented (at an effective tax rate of approximately 38%).


(3) Reflects the effect on weighted average shares outstanding of 1,974,642 shares of Class A Preferred Stock and 439,644 shares of Class B Preferred Stock for all periods presented. All such shares of Class A Preferred Stock and Class B Preferred Stock will be converted into Class A Common Stock and Class B Common Stock, respectively, upon consummation of the Offering. See "Certain Transactions" and Notes 2 and 17 of Notes to Financial Statements.


(4) Pro forma to give effect to the issuance on August 21, 1997 of (a) 494,642 shares of Class A Preferred Stock and 219,644 shares of Class B Preferred Stock at $7.00 per share and the application of the net proceeds therefrom and (b) 327,772 shares of Class A Common Stock valued at $7.00 per share in payment of the Company's outstanding indebtedness to its Chairman of the Board of Directors and in connection with the termination of an aircraft engine parts contract with a company owned by the Company's Chairman of the Board of Directors. See "Certain Transactions" and Note 17 of Notes to Financial Statements.


(5) Adjusted to reflect the sale of 3,033,000 shares of Class A Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds to the Company from the Offering as set forth herein. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Class A Common Stock involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Class A Common Stock offered hereby. This Prospectus contains forward-looking statements the accuracy of which is subject to many risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the following risk factors.

DEPENDENCE ON THE JT8D ENGINE


     The Company's business, financial condition and results of operations are dependent upon the aftermarket for JT8D Engines and Components. Approximately 91%, 95% and 87% of the Company's net sales during 1995 and 1996 and the six months ended June 30, 1997, respectively, consisted of sales of JT8D Engines and Components and 74% of the Company's inventory at June 30, 1997 consisted of JT8D Engines and Components. Aircraft utilizing JT8D engines have been in service since the early 1960s. Aircraft utilizing older engines are generally more expensive to maintain and to operate, due primarily to higher fuel usage. Noise and other regulations in many countries also significantly increase the cost of operating aircraft utilizing older engines. Specifically, most JT8D engines will need to be hush-kitted or removed from service in the United States and the European Union by 1999 and 2002, respectively. A decline in passenger confidence in older aircraft could also lead to a decline in the aftermarket for JT8D Engines and Components. Any of these factors could cause the unanticipated retirement of aircraft utilizing JT8D engines. Any significant decline in the aftermarket for JT8D engines would have a material adverse effect on the Company's business, financial condition and results of operations. The Company has recently expanded its product line to include the CFM56 series of engines and has limited experience with respect to the purchase and sale of CFM56 Engines and Components. There can be no assurance that the Company will have the same level of success with CFM56 Engines and Components that it has had with JT8D Engines and Components. See "Business -- Regulation."



IMPACT OF GOVERNMENT REGULATION; DEPENDENCE ON THIRD-PARTY REPAIR FACILITIES



     The aviation industry is highly regulated by the FAA and similar regulatory agencies of other countries. Before Engines and Components are installed on an aircraft, they must meet certain standards as to their condition and have appropriate documentation, and aircraft must also meet standards with respect to noise, emissions and maintenance. While the Company's principal operations are not currently regulated directly by the FAA, both the independent facilities that repair and overhaul the Company's products and aircraft operators that ultimately utilize the Company's products are subject to extensive regulation. In addition, the Company is currently subject to a voluntary accreditation program recommended by the FAA applicable to aftermarket parts suppliers and has recently expanded the services that it provides to include activities that required the Company to obtain FAA certification, which it obtained in April 1997.


     The Company is dependent on third-party FAA-licensed repair facilities to perform repair services to bring aircraft engines held for resale and Engines and Components into airworthiness condition. The limited number of such repair facilities has on occasion resulted in long turnaround times for the repair and overhaul of aircraft engines and parts and such delays may continue to occur. In addition, the FAA has recently increased its scrutiny of third-party repair facilities and this increased scrutiny may result in fewer FAA-licensed repair facilities and longer turnaround times.


     The repair facilities utilized by the Company are responsible for inspecting and certifying Engines and Components to be of serviceable quality. The Company does not have direct control over the quality of repair performed by such repair facilities or the accuracy of airworthiness condition designated by such facilities. It is possible that Engines and Components could pass inspection by the Company, be sold by the Company and incorporated into an aircraft, and subsequently be determined to be unsafe or in need of further repair. In such event, the FAA has the authority to take actions which may include the grounding of an aircraft which contains such parts. Additionally, the customer who purchased such Engines or Components could demand a replacement Engine or Component. While the Company has insurance coverage to cover related losses, the effect of such a development on passenger confidence and customer relations could have a material adverse effect upon the Company. See "Business -- Products," "-- Regulation" and "-- Insurance."



     In September 1996, the FAA issued an advisory circular to support the implementation of a voluntary accreditation program for civil aircraft parts suppliers. This accreditation program establishes quality standards applicable to aftermarket suppliers, such as the Company, and designates FAA-approved organizations to perform quality assurance audits for initial and continued accreditation of such aftermarket suppliers.



     Standards established by the FAA and other regulatory agencies relating to the operation and maintenance of aircraft have significant effects on aircraft operators and the composition of their fleets. Noise and emission regulations, and additional maintenance requirements for older aircraft, may increase the cost of operating aircraft utilizing JT8D engines, which could lead to a decline in the demand for the products and services provided by the Company.



     The inability of the Company to supply its customers with Engines and Components on a timely basis, or any occurrence of the Company providing products subsequently determined unsafe, may adversely affect the Company's relationships with its customers and have a material adverse effect on its business, financial condition and results of operations. There can also be no assurance that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have a direct or indirect adverse impact on the Company. See "Business -- Products" and "-- Regulation."


POTENTIAL FLUCTUATIONS IN OPERATING RESULTS; DEPENDENCE ON AVIATION INDUSTRY


     The Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company may experience significant fluctuations in its operating results in the future, both on an annual and a quarterly basis, caused by various factors, many of which are beyond the control of the Company. These factors include: general economic conditions; specific economic conditions affecting the commercial aviation industry; the availability, timing and price of Engines and Components; the size and timing of customer sales; the mix of products sold and services provided by the Company; and unanticipated engine lease terminations or a default by a lessee.



     The demand for aftermarket Engines and Components is seasonal, with increased demand during the summer months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality." In addition, the commercial aviation industry is cyclical and has been subject to periodic fluctuations in its operating results. The Company has not operated during a significant downturn in the aviation industry. During such a downturn, there may be reduced overall demand for Engines and Components, lower selling prices for the Company's products, and increased credit risk associated with doing business with industry participants. Factors such as fuel prices may affect the commercial aviation industry and the aftermarket for older model Engines and Components. Increases in fuel prices may cause a decline in air travel, and older, typically less fuel-efficient aircraft (into which the Company's products are most often placed) become less desirable as fuel prices increase.


     The Company obtains its supply of Engines and Components principally by purchasing surplus aircraft and parts inventory. There can be no assurance that Engines and Components required by the Company's customers will be available on acceptable terms or at the times required by the Company or that economic and other factors which affect the aviation industry will not have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and "Business -- Industry Overview."


RISKS ASSOCIATED WITH AIRCRAFT ENGINE LEASES



     The Company leases three Pratt & Whitney JT8D engines under operating leases to three customers. The success of an operating lease depends on the re-lease of engines on favorable terms on a timely basis and the ability to sell engines at favorable prices at the end of the lease term. In addition, the success of an operating lease depends in part upon having aircraft engines returned to the Company in marketable condition as required by the lease for such engines. Numerous factors, many of which are beyond the control of the Company, may have an impact on the Company's ability to re-lease or sell Engines and Components. These factors include general market conditions, regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of aircraft engines), changes in the supply or cost of aircraft engines and technological developments. Consequently, there can be no assurance that the Company's estimated residual value for aircraft engines will be realized. If the Company is unable to re-lease or sell its engines on favorable terms on a timely basis upon expiration of the related lease, its business, financial condition and results of operations may be adversely affected. All engines currently leased by the Company are being leased to domestic passenger airlines which may be affected by numerous factors, including the factors identified above and factors having an impact on the airline industry generally. In the event that a lessee defaults in the performance of its obligations, the Company may be unable to enforce its remedies under a lease. The Company's inability to collect lease payments when due or to repossess engines in the event of a default by a lessee could have an adverse effect on the Company's business, financial condition and results of operations.



MANAGEMENT OF GROWTH



     The rapid growth experienced by the Company to date has placed, and could continue to place, significant demands on the Company's administrative, operational and financial resources. The Company expects to broaden its product line and services and may in the future undertake acquisitions that could present further challenges to and demands upon the Company's resources. There can be no assurance that the Company will be able to anticipate business demand accurately, attract and retain the personnel required or manage any such growth successfully, and the failure to do so could have a material adverse effect on the Company. The Company's growth strategy includes the acquisition of complementary businesses. As the aftermarket supply industry continues to consolidate, the Company expects to face increasing competition from other companies for available acquisition opportunities. There can be no assurance that suitable acquisition candidates will be available, that financing for such acquisitions will be obtainable on terms acceptable to the Company, that such acquisitions can be consummated or that acquired businesses can be integrated successfully into the Company's operations. Further, the Company's results of operations in fiscal quarters immediately following a material acquisition may be materially adversely affected while the Company integrates the acquired business into its existing operations. Any acquisition, depending on its size, could result in the use of a significant portion of the Company's available cash, or if such acquisition is made utilizing the Company's securities, could result in significant dilution to the Company's shareholders. There are no current agreements or negotiations with respect to any material acquisitions.


CUSTOMER CONCENTRATION


     The Company's net sales to its five largest customers accounted for 52%, 49% and 47% of net sales during 1995, 1996 and the six months ended June 30, 1997, respectively. Approximately 21%, 9% and 3% of the Company's net sales during 1995, 1996 and the six months ended June 30, 1997, respectively, were made to Pratt & Whitney. Dallas Aerospace, a division of Banner Aerospace, has also been a significant purchaser of aircraft engines and parts, accounting for 13%, 16% and 9% of net sales during 1995, 1996 and the six months ended June 30, 1997, respectively. A third customer accounted for 10% of net sales during the six months ended June 30, 1996. A fourth and fifth customer accounted for 13% and 12% of net sales during the six months ended June 30, 1997, respectively. Customer concentration may fluctuate during the year as a result of the timing of sales of Engines or Components to the Company's significant customers. The loss of, or significant curtailments of purchases by, any of the Company's significant customers could have a material adverse effect upon the Company. See "Business -- Customers" and "-- Relationship with Pratt & Whitney."


RELATIONSHIP WITH PRATT & WHITNEY

     Pratt & Whitney is the manufacturer of the JT8D engine and has significant influence upon the aviation industry in general and the aftermarket for the JT8D engine in particular. Accordingly, any adverse development in the Company's relationship with Pratt & Whitney may be perceived as material and adverse to the Company. Pratt & Whitney may in the future seek to perform internally certain or all of the services which the Company performs or to compete with the Company as a supplier of aftermarket Engines and Components, which could have a material adverse effect upon the Company. Also, any recall or recommended grounding by Pratt &

Whitney of the JT8D engine could have a material adverse effect on the Company. See "Business -- Customers" and "-- Relationship with Pratt & Whitney."

PRODUCT LIABILITY


     The commercial aviation industry periodically experiences catastrophic losses which may exceed insurance policy limits. The Company currently has in force aviation products insurance, with coverage limits for each occurrence and in the aggregate which it believes to be in amounts and on terms that are generally consistent with industry practice. To date, the Company has not experienced any aviation-related claims, and has not experienced any product liability claims related to its products or services. However, an uninsured or partially insured claim, or a claim for which third-party indemnification is not available, could have a material adverse effect upon the Company. See
"Business -- Insurance."


COMPETITION


     The aftermarket for Engines and Components is highly fragmented, with a limited number of well-capitalized companies selling a broad range of products and numerous smaller competitors serving distinct market niches, and is characterized by intense competition. Certain of the Company's competitors have substantially greater financial, marketing and other resources than the Company. In addition, OEMs, aircraft maintenance providers, leasing companies and FAA-licensed repair facilities may vertically integrate into the aftermarket supply industry, thereby significantly increasing competition. There are established competitors that provide many of the services the Company intends to offer, many of whom have substantially greater financial, marketing and other resources than the Company. There can be no assurance that the Company will continue to compete effectively against present and future competitors or that competitive pressures will not have a material adverse effect on the Company. See "Business -- Competition."


DEPENDENCE ON KEY PERSONNEL

     The Company's success is substantially dependent on the performance, contributions and expertise of its executive officers and key employees. The Company's success to date has been significantly dependent on the contributions of Donald Graw, its President and Chief Executive Officer, and Jaime Levy, its Executive Vice President, each of whom has entered into an employment agreement with the Company expiring December 1999. The Company does not carry substantial key man life insurance on its executive officers. The Company is also dependent on its ability to attract, retain and motivate additional personnel, especially in management. The loss of the services of any of its executive officers or other key employees or the Company's inability to attract, retain or motivate the necessary personnel could have a material adverse effect on the Company. See "Management."


CONTROL BY CERTAIN SHAREHOLDERS



     After the Offering, 37.4% of the outstanding shares of Class A Common Stock will be owned by Leon Sragowicz, Donald Graw, Jaime Levy and Richard Preston (the "Existing Common Shareholders") (35.1% if the Underwriters' over-allotment option is exercised in full) and 19.1% of the outstanding shares of Class A Common Stock will be beneficially owned by The Clipper Group partnerships ("The Clipper Group") (17.9% if the Underwriters' over-allotment option is exercised in full). The Existing Common Shareholders and The Clipper Group, if they were to act together, would have the power to elect all of the members of the Company's Board of Directors, amend the Articles of Incorporation of the Company (the "Articles") and the Bylaws of the Company (the "Bylaws") and effect or preclude fundamental corporate transactions involving the Company, including the acceptance or rejection of proposals relating to a merger of the Company or the acquisition of the Company by another entity. Accordingly, the Existing Common Shareholders and The Clipper Group are able to exert significant influence over the Company, including the ability to control decisions on all matters on which shareholders are entitled to vote. See "Principal and Selling Shareholders," "Description of Capital Stock" and "Certain Transactions."

FACTORS INHIBITING TAKEOVER


     Certain provisions of the Articles and Bylaws may delay or prevent a takeover attempt that a shareholder might consider in its best interest. These provisions establish certain advance notice procedures for shareholder proposals to be considered at the shareholders' meetings and provide that only the Board of Directors may call special meetings of the shareholders. In addition, the Board of Directors can authorize and issue shares of Preferred Stock with voting or conversion rights that could adversely affect the voting or other rights of holders of the Class A Common Stock. The terms of the Preferred Stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of such stock. Furthermore, certain provisions of the Florida Business Corporation Act may have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."


NO PRIOR PUBLIC MARKET; DETERMINATION OF INITIAL PUBLIC OFFERING PRICE; VOLATILITY OF CLASS A COMMON STOCK PRICE


     Prior to the Offering, there has been no public market for the Class A Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price will be determined by negotiations between the Company and the Underwriters based on several factors and may not be indicative of the market price of the Class A Common Stock after the Offering. The market price of the Class A Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's results of operations and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations which could affect the market price of the Class A Common Stock offered hereby. These broad market fluctuations may adversely affect the market price of the Class A Common Stock. See "Underwriting."


DILUTION


     The initial public offering price of the Class A Common Stock offered hereby is substantially higher than the net tangible book value per share of the Class A Common Stock. Therefore, purchasers of Class A Common Stock offered hereby will incur an immediate and substantial dilution, and may incur additional dilution upon the future exercise of stock options. See "Dilution."


SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Class A Common Stock in the public market following the Offering could adversely affect the market price for the Class A Common Stock. On the date of this Prospectus, no shares other than the 4,500,000 shares of Class A Common Stock offered hereby will be eligible for sale in the public market. The Company, its directors and officers and the Selling Shareholder have agreed with the Underwriters not to sell or otherwise dispose of any shares of Class A Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Credit Suisse First Boston Corporation ("CSFBC"), except issuances pursuant to the exercise of employee stock options granted under the Company's 1996 Stock Option Plan (the "Option Plan") and issuances in connection with acquisitions where the person receiving the Class A Common Stock agrees not to sell or otherwise dispose of such shares until 180 days after the date of this Prospectus. Beginning 180 days after the date of this Prospectus, assuming that CSFBC does not consent to any sales prior to such time, an additional 5,835,414 shares of Class A Common Stock will become eligible for sale in the public market, subject to compliance with the provisions of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). Of such 5,835,414 shares, 2,360,772 shares are held by Mr. Sragowicz, the Company's Chairman of the Board, 500,000 shares are held by Mr. Graw, the President and Chief Executive Officer and a director of the Company, 500,000 shares are held by Mr. Levy, the Executive Vice President and a director of the Company, 500,000 shares are held by Mr. Preston, the Secretary and a director of the Company, and 1,974,642 shares are held by The Clipper Group, each of whom are "affiliates" of the Company within the meaning of Rule 144, and may, therefore, only be sold in the public market in compliance with the volume limitations and other requirements of Rule 144. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are estimated (at an assumed initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) to be approximately $30.3 million ($37.2 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering as follows: (a) an aggregate of $10.7 million to repay outstanding indebtedness of the Company consisting of (i) approximately $10.2 million of indebtedness expected to be outstanding under a $20.0 million revolving credit facility maturing in May 1998 (the "Credit Facility") with NationsBank, N.A. (South) ("NationsBank"), which bears interest at NationsBank's prime rate, and (ii) approximately $500,000 of indebtedness outstanding pursuant to loans and advances from the Existing Common Shareholders which have been used for working capital and general corporate purposes, of which approximately $300,000 bears interest at a fluctuating rate tied to the prevailing rate as established by the Internal Revenue Service, and the remaining $200,000 is noninterest bearing, all of which indebtedness matures upon the consummation of the Offering; (b) an aggregate of approximately $200,000 to pay accrued compensation to certain officers of the Company; and (c) the balance of approximately $19.4 million for working capital and general corporate purposes including, among other things, the purchase of surplus aircraft and Engines and Components for the Company's inventory and the funding of the acquisition of complementary businesses, although there are no current agreements or negotiations with respect to any such acquisitions.



     Pending use of the net proceeds as described above, the Company will invest the net proceeds in investment grade, interest-bearing securities. The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Shareholder.


                                DIVIDEND POLICY


     The Company anticipates that following the completion of the Offering earnings will be retained for use in developing and growing its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, restrictions in financing arrangements and such other factors as the Board of Directors deems relevant. The Company's ability to pay dividends or make distributions to shareholders is also restricted by the terms of the Credit Facility.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company (a) as of June 30, 1997, (b) as of June 30, 1997, on a pro forma basis to give effect to the issuance on August 21, 1997 of (i) 494,642 shares of Class A Preferred Stock and 219,644 shares of Class B Preferred Stock at $7.00 per share and the application of the net proceeds therefrom and (ii) 327,772 shares of Class A Common Stock valued at $7.00 per share in payment of the Company's outstanding indebtedness to its Chairman of the Board of Directors and in connection with the termination of an aircraft engine parts contract with a company owned by the Company's Chairman of the Board of Directors. See "Certain Transactions" and
Note 17 of Notes to Financial Statements, and (c) as adjusted to give effect to
(i) the sale of 3,033,000 shares of Class A Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds to the Company from the Offering as set forth herein and (ii) the conversion of all outstanding shares of Class A Preferred Stock and Class B Preferred Stock into an aggregate of 1,974,642 shares of Class A Common Stock and 439,644 shares of Class B Common Stock, respectively. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included in this Prospectus.



                                                                        JUNE 30, 1997
                                                              ---------------------------------
                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                              -------   ---------   -----------
                                                                       (IN THOUSANDS)
Notes payable to bank and current portion of capital lease
  obligation................................................  $15,342    $15,342      $    69
                                                              =======    =======      =======
Long-term capital lease obligation..........................  $   121    $   121      $   121
Long-term notes payable -- shareholders.....................    2,513        489           --
Shareholders' equity(1):
  Preferred stock, par value $.01 per share; 20,000,000
     shares authorized; 1,480,000 shares of Class A
     Preferred Stock and 220,000 shares of Class B Preferred
     Stock issued and outstanding (actual), 1,974,642 shares
     of Class A Preferred Stock and 439,644 shares of Class
     B Preferred Stock issued and outstanding (pro forma),
     and no shares outstanding (pro forma as adjusted)......       17         24           --
  Class A Common Stock, par value $.01 per share; 77,000,000 shares authorized; 5,000,000 shares outstanding
     (actual), 5,327,772 shares outstanding (pro forma), and
     10,335,414 shares outstanding (pro forma as
     adjusted)..............................................       50         53          103
  Class B Common Stock, par value $.01 per share; 3,000,000
     shares authorized; no shares outstanding (actual and
     pro forma) and 439,644 shares outstanding (pro forma as
     adjusted)..............................................       --         --            4
Additional paid-in capital..................................   14,611     21,896       52,144
Retained earnings...........................................    1,911      1,911        1,911
                                                              -------    -------      -------
          Total shareholders' equity........................   16,589     23,884       54,162
                                                              -------    -------      -------
          Total capitalization..............................  $19,223    $24,494      $54,283
                                                              =======    =======      =======


---------------

(1) Does not include 600,000 shares of Class A Common Stock reserved for issuance upon the exercise of stock options which may be granted under the Company's 1996 Stock Option Plan. See "Management -- 1996 Stock Option Plan."

                                      DILUTION


     Net tangible book value per common equivalent share is equal to the Company's tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the conversion of all outstanding shares of Class A Preferred Stock and Class B Preferred Stock into an aggregate of 1,480,000 shares of Class A Common Stock and 220,000 shares of Class B Common Stock, respectively, but not giving effect to the sale of the shares of Class A Common Stock offered hereby, the net tangible book value of the Company as of June 30, 1997 is approximately $16.6 million, or $2.48 per common equivalent share. After giving effect to (i) the sale by the Company of 327,772 shares of Class A Common Stock to the Company's Chairman of the Board of Directors and 494,642 shares of Class A Preferred Stock and 219,644 shares of Class B Preferred Stock to The Clipper Group on August 21, 1997 and (ii) the sale of 3,033,000 shares of Class A Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company (resulting in estimated net proceeds of $30.3 million), the net tangible book value of the Company as of June 30, 1997 would have been approximately $54.2 million, or $5.03 per share. This represents an immediate increase of $1.94 per share to existing shareholders and an immediate dilution of $5.97 per share to purchasers of shares of Class A Common Stock in the Offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............          $11.00
  Net tangible book value per common equivalent share at
     June 30, 1997..........................................  $2.48
  Increase attributable to August 21, 1997 transactions.....    .61
  Increase attributable to the Offering.....................   1.94
                                                              -----
Net tangible book value per share after the Offering........            5.03
                                                                      ------
Dilution per share to purchasers in the Offering............          $ 5.97
                                                                      ======



     The following table summarizes, on a pro forma basis as of August 21, 1997, the number of shares of Class A Common Stock acquired from the Company, the aggregate cash consideration paid and the average price per share paid by the existing shareholders and to be paid by investors purchasing shares of Class A Common Stock from the Company in the Offering (at an assumed initial public offering price of $11.00 per share):



                                          SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                        --------------------   ---------------------   PRICE PER
                                          NUMBER     PERCENT     AMOUNT      PERCENT     SHARE
                                        ----------   -------   -----------   -------   ---------
Current Shareholders(1)(2)
  Class A.............................   7,302,414      68%    $18,894,000      34%     $ 2.59
  Class B.............................     439,644       4       3,078,000       6        7.00
New investors.........................   3,033,000      28      33,363,000      60       11.00
                                        ----------     ---     -----------     ---
  Total...............................  10,775,058     100%    $55,335,000     100%
                                        ==========     ===     ===========     ===


---------------

(1) Does not include 600,000 shares of Class A Common Stock reserved for issuance upon the exercise of stock options which may be granted under the Company's 1996 Stock Option Plan. See "Management -- 1996 Stock Option Plan."

(2) The donation of 1,467,000 shares by Mr. Sragowicz at the time of the Offering and the sale of those shares by the recipient in the Offering will reduce the number of shares held by current shareholders to 6,275,058 shares, or approximately 58% of the total shares of Common Stock outstanding, and will increase the number of shares held by new investors to 4,500,000 shares, or approximately 42% of the total shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


    The following selected financial data for the years ended December 31, 1994, 1995 and 1996 and as of December 31, 1995 and 1996 are derived from the Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent certified public accountants, and are included in this Prospectus. The following selected financial data for the year ended December 31, 1993 and as of December 31, 1993 and 1994 are derived from the Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent certified public accountants, and are not included in this Prospectus. The following selected financial data for the year ended December 31, 1992 and the six months ended June 30, 1996 and 1997 and as of December 31, 1992 and June 30, 1997, are derived from unaudited financial statements prepared by the Company. The unaudited financial statements include all adjustments, consisting of normal occurring accruals, which the Company considers necessary for a fair presentation of the Company's financial position and results of operations for these periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and Notes thereto included in this Prospectus.



                                                                                                             SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                             JUNE 30,
                                          -------------------------------------------------------------   -----------------------
                                             1992         1993        1994         1995         1996         1996         1997
                                          -----------    -------   ----------   ----------   ----------   ----------   ----------
                                          (UNAUDITED)                                                           (UNAUDITED)
STATEMENTS OF INCOME DATA:
Net sales...............................    $ 2,166(1)   $ 3,891   $    9,062   $   18,299   $   31,724   $   12,974   $   18,932
Cost of sales...........................      1,558        3,489        6,373       11,848       22,641        8,919       12,968
                                            -------      -------   ----------   ----------   ----------   ----------   ----------
Gross profit............................        608          402        2,689        6,451        9,083        4,055        5,964
Operating expenses:
  Selling, general and
    administrative(2)...................        599          588        1,081        2,601        3,501        1,623        2,589
  Officers' compensation................         --           --          860        2,561          811          265          398
                                            -------      -------   ----------   ----------   ----------   ----------   ----------
Total operating expense.................        599          588        1,941        5,162        4,312        1,888        2,987
                                            -------      -------   ----------   ----------   ----------   ----------   ----------
Income (loss) from operations...........          9         (186)         748        1,289        4,771        2,167        2,977
Offering expenses(3)....................         --           --           --           --        1,154           --           --
Interest (expense) income, net..........         --          (14)           6         (191)        (757)        (349)        (469)
                                            -------      -------   ----------   ----------   ----------   ----------   ----------
Income (loss) before extraordinary
  item..................................          9         (200)         754        1,098        2,860        1,818        2,508
Extraordinary item(4)...................         --          150           --           --           --           --           --
                                            -------      -------   ----------   ----------   ----------   ----------   ----------
Income (loss) before income taxes.......          9          (50)         754        1,098        2,860        1,818        2,508
Provision (credit) for income
  taxes(5)..............................         --           --           --           --         (370)          --          912
                                            -------      -------   ----------   ----------   ----------   ----------   ----------
Net income (loss)(5)....................          9          (50)         754        1,098        3,230        1,818        1,596
Adjustments for pro forma (provision)
  credit for income taxes...............         (3)          18         (286)        (417)      (1,538)        (661)          --
                                            -------      -------   ----------   ----------   ----------   ----------   ----------
Pro forma net income (historical for the
  six months ended June 30, 1997)(6)....    $     6      $   (32)  $      468   $      681   $    1,692   $    1,157   $    1,596
                                            =======      =======   ==========   ==========   ==========   ==========   ==========
Pro forma net income per common
  equivalent share (historical for the
  six months ended June 30, 1997)(5)....                           $     0.06   $     0.09   $     0.22   $     0.15   $     0.21
                                                                   ==========   ==========   ==========   ==========   ==========
Weighted average number of common
  equivalent shares outstanding(7)......                            7,742,058    7,742,058    7,742,058    7,742,058    7,742,058
                                                                   ==========   ==========   ==========   ==========   ==========



                                                                                DECEMBER 31,                           JUNE 30,
                                                          ---------------------------------------------------------   -----------
                                                             1992         1993       1994         1995       1996        1997
                                                          -----------    ------   ----------   ----------   -------   -----------
                                                          (UNAUDITED)                                                 (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficiency)............................    $1,010       $  (40)  $    2,433   $    2,312   $16,930     $  18,334
Inventory...............................................     3,686        3,304        2,771        8,563    14,505        22,348
Total assets............................................     4,334        4,149        6,439       13,793    22,417        39,373
Total debt..............................................     1,000           --          350        3,287     3,048        17,976
Total shareholders' equity (capital deficiency).........        10          (40)       2,634        2,613    14,993        16,589


---------------


(1) Includes certain net sales from a joint venture.


(2) From inception and until July 21, 1994, the Company consigned all of its inventory to Turbine Engine Sales Group, Inc. ("Turbine"), and paid Turbine compensation equal to one half of the gross profit on consigned materials sold. The Company had no facilities and limited staffing during this period. Accordingly, income (loss) from operations prior to 1995 may not reflect the full level of operating expenses necessary to support the Company's operations during such periods.


(3) Represents a one-time charge against earnings in the third quarter of 1996 in the approximate amount of $1.2 million for the write-off of the costs associated with a public offering which was withdrawn in August 1996 due to market conditions. See Note 4 of Notes to Financial Statements.


(4) Represents gain on the extinguishment of debt to a related party.


(5) The Company was an S Corporation for federal and state income tax purposes for the taxable periods from January 1, 1994 through December 6, 1996. As a result, the net income of the Company was taxed, for federal and state income tax purposes, directly to the Company's shareholders rather than to the Company. See Note 5 of Notes to Financial Statements.



(6) Assumes that the Company was subject to federal and state income taxes during the periods presented (at an effective tax rate of approximately 38%).


(7) Reflects the effect on weighted average shares outstanding of 1,974,642 shares of Class A Preferred Stock and 439,644 shares of Class B Preferred Stock for all periods presented. All such shares of Class A Preferred Stock and Class B Preferred Stock will be converted into Class A Common Stock and Class B Common Stock, respectively, upon consummation of the Offering. See "Certain Transactions" and Notes 2 and 17 of Notes to Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Financial Statements of the Company and the Notes thereto, and other financial information included elsewhere in this Prospectus. This Prospectus contains certain statements regarding future trends, the accuracy of which is subject to many risks and uncertainties. Such trends, and their anticipated impact on the Company, could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW


     The Company's net sales and its sales practices have been substantially affected by the amount of capital available to acquire its inventory of Engines and Components. In developing its business, the Company has emphasized the rapid sale of whole engines rather than obtaining maximum profit margins on each particular sale. The Company anticipates that the Offering will enable it to continue to build its inventory to support increased sales and to sell its inventory on a more strategic basis to capitalize on the fluctuations in demand for Engines and Components caused by seasonal and other factors. See "Risk Factors" and "-- Seasonality."



     In order to enable the Company to sell Engines and Components which it did not have the capital to acquire, the Company entered into an agreement on September 5, 1995 with Parati Corporation ("Parati") providing for Parati's acquisition of new and surplus aircraft engines for disassembly and resale by the Company (the "Parati Agreement"). The parties acquired Pratt & Whitney engines under the Parati Agreement. The Parati Agreement provided for an equal sharing of gross profits between the Company and Parati following the recovery by Parati of all costs borne by Parati and the recovery by the Company of all overhaul costs borne by the Company. Accordingly, since such date, the Company's cost of sales include the portion of the gross profit due Parati from the sale of engine parts of disassembled aircraft engines subject to the Parati Agreement. Net sales under the Parati Agreement were approximately $224,000, approximately $1.9 million and $498,000 in 1995, 1996 and during the six months ended June 30, 1997, respectively. The cost of the engines acquired by Parati under the Parati Agreement was approximately $1.7 million and the cost of the unsold parts owned by Parati was $483,000 as of June 30, 1997. The Company and Parati terminated the Parati Agreement on August 21, 1997 and the Company does not intend to utilize similar agreements to acquire Engines or Components in the future. See "Certain Transactions."



     Until July 21, 1994, the Company consigned all of its inventory to Turbine Engine Sales Group, Inc. ("Turbine"), which procured, managed, warehoused and sold inventory and collected a fee equal to 50% of the Company's gross profit on the material. On July 21, 1994, the Company acquired all of the assets and retained certain personnel formerly employed by Turbine. The Company's operating expenses for the periods prior to this transaction may not be comparable to those incurred in periods after this transaction.



     The Company records whole engines held for resale at the lower of cost or market. Gross margin on whole engine sales has fluctuated significantly from period to period, and can be expected to do so in the future, as a result of the conditions and circumstances under which whole engines are sold. For example, the Company may opportunistically sell whole engines at margins lower than those realized by the Company on its component sales to capitalize on market demand or to broaden its customer base. See "-- Seasonality."



     Engine parts and airframe components acquired by the Company are initially recorded at cost. Cost of sales relative to engine parts and airframe components shipped are recorded during an initial period following disassembly of the related whole engine or aircraft at the Company's historical ratio of cost of sales to net sales for engine parts from such engine types or at the Company's estimated ratio of cost of sales to net sales for airframe components. Thereafter, management evaluates the remaining engine parts and airframe components, estimates future sales and related overhaul costs and, if necessary, adjusts the ratio of costs of sales to net sales on a prospective basis. Thereafter, the Company records the cost of each engine part and airframe component sold at the time the related net sales are recognized, based on such ratios.



     The Company has recently expanded its product line to include higher thrust models of the JT8D series of engines and other high thrust engines, such as the CFM56 engine. These higher thrust engines are more expensive than the engines historically sold by the Company. As the Company's net sales increase, the Company expects that related operating expenses will increase at a lower rate, thereby creating higher operating margins.



     On December 6, 1996, the Company amended its employment agreements with Donald Graw and Jaime Levy. The rate of compensation for each of them was reduced from the prior level of 20% of adjusted net income as defined in such agreements (approximately $430,000 and $1.3 million, respectively, for each of them in 1994 and 1995), to provide for annual base salaries of $260,000 and $220,000 for Messrs. Graw and Levy, respectively, for an initial term of three years expiring December 1999. See "Management -- Employment Agreements." The Company also terminated its status as an S Corporation on this date and became subject to federal and state income taxes. Historically, the Company did not record a provision for income taxes as a result of its S Corporation status for 1994 and 1995 and recorded a $370,000 net benefit for income taxes in 1996.


RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain items contained in the Company's statements of operations expressed as a percentage of net sales:


                                                                             SIX MONTHS
                                                         YEAR ENDED            ENDED
                                                        DECEMBER 31,          JUNE 30,
                                                    --------------------    ------------
                                                    1994    1995    1996    1996    1997
                                                    ----    ----    ----    ----    ----
Net sales.........................................  100%    100%    100%    100%    100%
Cost of sales.....................................   70      65      71      69      69
                                                    ---     ---     ---     ---     ---
Gross profit......................................   30      35      29      31      31
Operating expenses:
  Selling, general and administrative.............   12      14      11      12      14
  Officers' compensation..........................   10      14       3       2       2
                                                    ---     ---     ---     ---     ---
          Total operating expenses................   22      28      14      14      16
                                                    ---     ---     ---     ---     ---
Income from operations............................    8       7      15      17      15
Offering expenses(1)..............................   --      --       4      --      --
Interest expense, net.............................   --       1       2       3       2
                                                    ---     ---     ---     ---     ---
Income before income taxes........................    8       6       9      14      13
Provision (credit) for income taxes(2)............   --      --      (1)     --       5
                                                    ---     ---     ---     ---     ---
Net income(2).....................................    8       6      10      14       8
Adjustment for pro forma provision for income
  taxes...........................................   (3)     (2)     (5)     (5)     --
                                                    ---     ---     ---     ---     ---
Pro forma net income (historical for the six
  months ended June 30, 1997)(3)..................    5%      4%      5%      9%      8%
                                                    ===     ===     ===     ===     ===


---------------


(1) Represents a one-time charge against earnings in the third quarter of 1996 in the approximate amount of $1.2 million for the write-off of the costs associated with a public offering which was withdrawn in August 1996 due to market conditions. See Note 4 of Notes to Financial Statements.


(2) The Company was an S Corporation for federal and state income tax purposes for the taxable periods from January 1, 1994 through December 6, 1996. As a result, the net income of the Company was taxed, for federal and state income tax purposes, directly to the Company's shareholders rather than to the Company. See Note 5 of Notes to Financial Statements.


(3) Assumes that the Company was subject to federal and state income taxes during the periods presented (at an effective tax rate of approximately 38%).



  Six Months Ended June 30, 1997 compared to Six Months Ended June 30, 1996



     Net Sales. Net sales increased 45.9% to $18.9 million during the first six months of 1997 from $13.0 million during the first six months of 1996. This increase is primarily due to whole engine sales of $7.2 million during the first six months of 1997 compared to approximately $700,000 during the first six months of 1996, an increase of approximately $6.5 million. This was offset by a decrease in engine part and airframe component sales of approximately $500,000 as a result of a bulk purchase of engine components in the first six months of 1996.

     Gross Profit. Gross profit increased 47.1% to $6.0 million during the first six months of 1997 from $4.1 million during the first six months of 1996. Gross margin remained approximately the same.



     Selling, General and Administrative Expense. Selling, general and administrative expense increased 59.5% to $2.6 million during the first six months of 1997 from $1.6 million during the first six months of 1996. As a percentage of net sales, such expense increased to 13.7% during the first six months of 1997 from 12.5% during the first six months of 1996. The expense increase is primarily attributable to increased personnel expense resulting from additional staffing in the Florida headquarters office, increased insurance expense as a result of higher inventory levels and volume of shipments and start-up costs related to the Company's new Texas-based field services operation.



     Officers' Compensation. Officers' compensation increased to $398,000 during the first six months of 1997 from $265,000 during the first six months of 1996. As a percentage of net sales, such expense increased to 2.1% during the first six months of 1997 from 2.0% during the first six months of 1996. These increases reflect the effect of the amendment to the employment agreements of the two senior executives of the Company, which became effective subsequent to December 6, 1996, and the hiring of a Chief Financial Officer in April 1996 and the appointment of an executive officer in the fourth quarter of 1996.



     Net Interest Expense. Net interest expense increased 34.4% to $469,000 during the first six months of 1997 from $349,000 during the first six months of 1996. As a percentage of net sales, such expense decreased to 2.5% during the first six months of 1997 from 2.7% during the first six months of 1996. The increased interest expense is a result of higher borrowing levels in order to increase the amount of inventory available for sale.


  Year Ended December 31, 1996 compared to Year Ended December 31, 1995


     Net Sales. Net sales increased 73.4% to $31.7 million in 1996 from $18.3 million in 1995. This increase is primarily due to an increase in sales of engine components related to a substantial increase in available inventory for sale. In addition, average unit prices of the 17 whole engines sold in 1996 increased to $550,000, compared with $250,000 for the 22 whole engines sold in 1995. This unit price increase was primarily attributable to a change in the product mix of whole engines to more expensive, higher thrust JT8D engines.



     Gross Profit. Gross profit increased 40.8% to $9.1 million in 1996 from $6.5 million in 1995. Gross margin decreased to 28.6% in 1996 from 35.3% in 1995. The margin decline is attributable to higher margins from the sale of engines acquired in a bulk purchase by the Company and sold in 1995 and an increase in sales of certain engine parts subject to gross profit sharing under the Parati Agreement.



     Selling, General and Administrative Expense. Selling, general and administrative expense increased 34.6% to $3.5 million in 1996 from $2.6 million in 1995. This increase is primarily attributable to increased personnel expense resulting from additional staffing, increased facility expense associated with the May 1995 relocation to the 50,000 square foot operations center and the equipping of the disassembly facility during the first quarter of 1996. Selling, general and administrative expense declined as a percentage of net sales to 11.0% in 1996 from 14.2% in 1995.



     Officers' Compensation. Officers' compensation decreased 68.3% to $811,000 in 1996 from $2.6 million in 1995. Such expense decreased as a percentage of net sales to 2.6% in 1996 from 14.0% in 1995. These changes reflect the effect of amendments to the employment agreements of Messrs. Graw and Levy on December 6, 1996, and a one-time bonus to Messrs. Graw and Levy in the amount of $1.2 million in 1995. See "Management -- Employment Agreements."



     Net Interest Expense. Net interest expense increased to $757,000 in 1996 from $191,000 in 1995. Such expense increased as a percentage of net sales to 2.4% in 1996 from 1.0% in 1995. The increase is a result of the Company's increased borrowing to support the purchase of substantially more inventory.


  Year Ended December 31, 1995 compared to Year Ended December 31, 1994


     Net Sales. Net sales increased to $18.3 million in 1995 from $9.1 million in 1994. The Company increased its inventory in 1995 through borrowings under its former loan facility, which was established in December 1994.

Increased sales also resulted from the commencement of the Pratt & Whitney relationship and a 57% increase in whole engine sales, coupled with sales of more expensive series JT8D aircraft engines. See "Business -- Relationship with Pratt & Whitney" and "-- Customers." The Company also had net sales of consigned Boeing 727 rotable and expendable parts of $2.0 million in 1995 compared with $1.2 million in 1994. See "Business -- Customers."



     Gross Profit. Gross profit increased to $6.5 million in 1995 from $2.7 million in 1994. Gross margin increased to 35.3% in 1995 from 29.7% in 1994, primarily as a result of the sale of engines acquired in a bulk purchase in 1995 partially offset by the increase in lower margin consignment sales and the commencement of sales under the Parati Agreement.



     Selling, General and Administrative Expense. Selling, general and administrative expense increased to $2.6 million in 1995 from $1.1 million in 1994, and such expense increased as a percentage of net sales to 14.2% in 1995 from 11.9% in 1994. These increases resulted primarily from the full year effect during 1995 of initiating direct operations (previously performed by Turbine until July 21, 1994), including increases in personnel costs of $1.0 million and facility expense of $496,000.



     Officers' Compensation. Officers' compensation increased to $2.6 million in 1995 from $860,000 in 1994, and such expense increased as a percentage of net sales to 14.0% in 1995 from 9.5% in 1994. This increase primarily resulted from increased net income which was the basis for determining the compensation of the two senior executives under the employment agreements then in effect and a one-time bonus in the fourth quarter of 1995 of $1.2 million in consideration of the reduction of the rate of compensation for future periods.



     Net Interest Expense. Net interest expense was $191,000 in 1995 compared to $6,000 of interest income in 1994, due to borrowings under bank facilities to support inventory growth.


LIQUIDITY AND CAPITAL RESOURCES


     Historically, the Company's primary sources of liquidity have been from financing activities and cash flow generated by operations and, to a lesser extent, from consignment sales and sales under the Parati Agreement. Net cash provided by financing activities, derived primarily from bank lines of credit and advances from shareholders, was $2.3 million, $7.0 million and $14.8 million during 1995, 1996 and the six months ended June 30, 1997, respectively. The Company also obtained airframe components on consignment and may enter into other consignment arrangements in the future. In May 1997, the Company launched a program in conjunction with third-party financing sources under which the Company leases aircraft engines to its customers, which is expected to increase the Company's liquidity and provide working capital for the purchase of additional aircraft engines.



     On February 20, 1997, the Company obtained from NationsBank a Credit Facility which provides working capital of up to $20.0 million with interest at either the lender's prime rate or LIBOR plus 2.75% per annum, as determined by the Company at the time of each advance, subject to an availability calculation based on the eligible borrowing base. The eligible borrowing base includes certain receivables and inventories of the Company. The Credit Facility also permits NationsBank to issue letters of credit on behalf of the Company of up to $5.0 million, and the aggregate principal amount of any letters of credit so issued will reduce amounts available under the Credit Facility. The Credit Facility matures in May 1998 and the term of any letters of credit issued thereunder must expire prior to May 1999. At July 31, 1997, the Company had outstanding approximately $12.4 million and additional availability of approximately $3.3 million under the Credit Facility.



     On December 6, 1996, the Company issued and sold 1,480,000 shares of Class A Preferred Stock and 220,000 shares of Class B Preferred Stock to The Clipper Group for an aggregate purchase price of $11.9 million. The net proceeds of this sale were applied toward the payment of certain distributions to the Company's shareholders in respect of earnings by the Company prior to the change in its status from an S Corporation to a C Corporation for federal and state income tax purposes, the repayment of advances to the Company from Messrs. Sragowicz and Preston, the repayment of loans from Barnett Bank of South Florida, N.A. to the Company, accrued bonuses payable to Messrs. Graw and Levy and the purchase by the Company of surplus aircraft and Engines and Components. See "Certain Transactions."

     On July 25, 1997, the Company entered into an agreement with NationsBanc Leasing Corporation ("NBLC") whereby the Company sold three Pratt & Whitney JT8D engines to NBLC for approximately $4.3 million and subsequently leased-back such engines for a period of five years at fixed monthly payments. The Company, at its option, may repurchase any of these engines at a predetermined percentage of the original leased amount beginning in July 1998. The engines subject to this agreement are currently on lease by the Company to third parties. Payments under such leases provide sufficient cash flow to exceed the Company's payments to NBLC. The proceeds from the sale of these engines were used by the Company to reduce the outstanding balance of its credit facility with NationsBank.



     On August 21, 1997, the Company issued and sold Class A Preferred Stock and Class B Preferred Stock to The Clipper Group for an aggregate purchase price of approximately $5.0 million, with the proceeds being used to reduce the outstanding balance of its credit facility with NationsBank. See "Certain Transactions -- The Clipper Group Private Placements."



     Also, on August 21, 1997, the Company issued and sold 327,772 shares of Class A Common Stock to Mr. Sragowicz for an aggregate purchase price of approximately $2.3 million as payment for loans made by Mr. Sragowicz to the Company in the amount of approximately $2.0 million and payment for the remaining inventory of Pratt & Whitney engine parts under the Parati Agreement valued at $270,648. See "Certain Transactions."



     The Company has established a capital expenditure budget of approximately $1.3 million during 1997, including approximately $100,000 for additional engine tooling in the Company's disassembly operations, approximately $300,000 for enhancements to the Company's management information systems, approximately $400,000 for warehouse improvements, approximately $200,000 for additional leasehold improvements related to planned increases in personnel, approximately $250,000 for additional equipment to be utilized by the Company's field service subsidiary and $100,000 for additional office furniture and equipment.


     The Company's principal working capital requirements relate to the acquisition of inventory and carrying of receivables. The Company believes that current levels of working capital, the proceeds to the Company of the Offering and amounts available under the Credit Facility will enable it to meet its liquidity requirements for the next twelve months.

SEASONALITY


     The Company believes that demand for Engines and Components is seasonal, with increased demand during the summer months. This seasonality exists because aircraft engine performance is directly related to ambient temperature (as temperatures rise it is more difficult for aircraft engines to perform properly). As a result, certain aircraft engines are removed from service during the summer months due to the failure of those particular aircraft engines to comply with exhaust gas temperature limitations. Aircraft engines of the same type and model can have different performance capabilities. The summer months also include peak travel periods during which aircraft utilization levels are high. In addition, the timing of whole aircraft engines sold, which have a substantially greater purchase price than the installed parts and components, may cause significant fluctuations in the Company's quarterly operating results. The Company has in the past and may in the future experience substantial quarterly fluctuations in sales as a result of these seasonal effects. See "Risk Factors -- Potential Fluctuations in Operating Results; Dependence on Aviation Industry."

                                    BUSINESS

GENERAL


     AVTEAM is a global supplier of aftermarket Engines and Components. The Company has historically focused on the purchase and resale of Engines and Components for the Pratt & Whitney JT8D series of engines, which power approximately 40% of the world's commercial aviation fleet. The Company has recently expanded its product line to include the CFM56 series of engines, which had the highest production volume of any engine series in 1996. The Company works with its worldwide network of industry contacts to identify and evaluate Engines and Components and surplus aircraft for potential acquisition. Engines and Components are either made available for immediate resale or repaired by FAA-licensed repair facilities and then resold. Surplus aircraft are always disassembled and sold as parts by the Company. The Company resells Engines and Components to other aftermarket suppliers, independent repair facilities, aircraft operators and original equipment manufacturers. Since its inception, the Company has substantially increased its revenue base, broadened the range of products and services offered and taken consistent steps to ensure the quality of its products and services. From $3.9 million in 1993, the Company's net sales reached $31.7 million in 1996, when the Company supplied over 600 customers worldwide. The Company had net sales of approximately $18.9 million for the first six months of 1997 compared to approximately $13.0 million for the first six months of 1996. In November 1996, the Company became the first aftermarket supplier to receive quality accreditation from the Airline Suppliers Association an FAA-recognized independent quality assurance organization. The Company believes that there are currently fewer than 25 accredited aftermarket suppliers.


INDUSTRY OVERVIEW


     The Company believes that the annual worldwide aftermarket for Engines and Components is approximately $10 billion, of which approximately $1 billion represents sales and leases of JT8D Engines and Components. The aftermarket for Engines and Components is highly fragmented, with a limited number of well-capitalized companies selling a broad range of products and numerous smaller competitors serving distinct market niches. The Company believes that the following factors will contribute to the continued growth of the aftermarket for Engines and Components and will accelerate the trend towards consolidation in the industry: (i) growth in air transit activity; (ii) increase in the number of older commercial aircraft; (iii) aircraft operators' demand for full service suppliers; and (iv) increased regulatory scrutiny.


     Growth in Air Transit Activity. According to Boeing's 1997 Market Outlook, global air travel will increase approximately 75% by the year 2006, and the number of passenger and cargo aircraft in service will increase by approximately 48%. The Company believes that growth in air transit activity will continue to increase the demand for aftermarket Engines and Components.


     Increase in the Number of Older Commercial Aircraft. Increased demand for air travel and the need for aircraft operators to reduce operating and capital costs have prompted many airlines to extend the useful life of older equipment. The installation of FAA-approved hush-kits and extended life maintenance programs have increased the useful life of aircraft utilizing JT8D engines for many operators. In addition, many second-tier foreign and domestic aircraft operators are increasing their fleets through the acquisition of less expensive used aircraft, which typically require more maintenance and replacement parts than new aircraft.



     Aircraft Operators' Demand for Full Service Suppliers. Cost considerations are causing aircraft operators to reduce the size of their spare parts inventories, while cost and quality concerns cause them to maintain relationships with a more limited number of approved suppliers. As a result, many airlines today require full service suppliers that provide a broad array of products and services.


     Increased Regulatory Scrutiny. Increased regulatory attention to the aftermarket parts industry has created opportunities for suppliers with the infrastructure and quality systems to satisfy increased regulatory standards. In September 1996, the FAA issued an advisory circular recommending voluntary industry oversight and accreditation of aftermarket parts suppliers. In response to regulatory scrutiny, aircraft operators have increased their documentation requirements for products purchased in the aftermarket. The Company believes that regulatory scrutiny will continue to increase, forcing aftermarket parts suppliers to meet higher quality standards, which may strain the resources of smaller competitors.

BUSINESS STRATEGY


     The Company believes that its industry experience and capabilities position it to expand its market presence in the growing aftermarket for Engines and Components. The Company intends to build upon its success and exploit favorable industry dynamics by: (i) capitalizing on its worldwide sourcing network; (ii) continuing its commitment to quality leadership; (iii) broadening its product line; (iv) increasing sales to aircraft operators by providing value-added services; and (v) pursuing strategic acquisitions.



     Capitalize on Worldwide Sourcing Network. The Company believes that purchasing Engines and Components on a timely basis and at favorable prices is critical. Although there are well-developed channels for distribution of Engines and Components by aftermarket suppliers, there is no consistent, reliable and organized market for aftermarket suppliers to acquire their inventory. Accordingly, the Company has developed a sourcing network of independent agents operating throughout the world that assists management in identifying available products and facilitates quick evaluation of products and execution of purchasing decisions. The Company believes that the Offering will enhance its industry recognition and facilitate larger purchases on advantageous terms.



     Continue Commitment to Quality Leadership. The Company emphasizes adherence to high quality standards at each stage of its operations (product acquisition, overhaul, documentation, inventory control and delivery). Of the approximately 2,500 distributors offering parts to civil aviation purchasers, the Company was the first aftermarket supplier to meet the voluntary accreditation quality system standard of the Airline Suppliers Association.



     Broaden Product Line. The Company has recently expanded its product line to include higher thrust models of the JT8D series of engines and other high thrust engines, such as the CFM56 engine. The Company believes that the Offering will provide it with the capital to be one of the few aftermarket suppliers able to compete in this market segment. The CFM56 has been in service since 1982 and an active aftermarket in this engine has begun to emerge. The installed base of these engines is expected to approximate the size of the current installed base of the JT8D within the next five years. The Company acquired two CFM56 engines in 1997. One of these engines is being disassembled to provide the Company with its initial inventory of CFM56 engine parts. The other engine was sold as a whole engine. The Company also plans to increase its availability of airframe components as it continues to acquire surplus aircraft for disassembly and additional supply of engine inventory.



     Increase Sales to Aircraft Operators by Providing Value-Added
Services. The Company believes that aircraft operators' increased demand for full service creates considerable opportunities for larger, well-capitalized aftermarket suppliers. The Company intends to take advantage of this trend and differentiate itself from other aftermarket suppliers by providing a full range of products and services, including an expanded range of engine field services, including borescoping and hushkit installations, a full range of on-wing maintenance services, engine leasing programs and engine management services. The Company expects the Offering to provide it with sufficient capital to purchase the inventory and attract the personnel necessary to sell a broader array of products and services directly to aircraft operators.


     Pursue Strategic Acquisitions. The Company's facilities, management information systems and management structure have been designed to support future growth and to enable the Company to benefit from the trend towards industry consolidation. The Company intends to use a portion of the proceeds from the Offering to selectively acquire companies that complement its existing business.

PRODUCTS


     The Company's product line includes Engines and Components for all models of the JT8D series and airframe components for McDonnell Douglas DC-9 and Boeing 707 and 727 aircraft. Although production of most models of the JT8D ceased in 1987, the JT8D engine continues to power approximately 40% of the world's commercial aircraft. Since there currently is no cost-effective replacement for the JT8D engine with which to power existing narrow-body aircraft, operators continue to maintain their older engines. The Company believes that there will be continuing demand for JT8D products. The Company has recently expanded its product line to include Engines and Components for higher thrust engines, such as the CFM56 manufactured by CFM

International, which are owned by approximately 210 companies worldwide. The Company acquired two CFM56 engines in 1997. One of these engines is being disassembled to provide the Company with its initial inventory of CFM56 engine parts. The other engine was sold as a whole engine. The following chart indicates the Company's estimate of the number of JT8D and CFM56 engines currently in service, as well as the principal types of aircraft utilizing such engines.


                                                         NUMBER
ENGINE TYPE                                            IN SERVICE       AIRCRAFT APPLICATION
-----------                                            ----------   ----------------------------
Pratt & Whitney
  JT8D-7-17..........................................    10,300     DC-9, B727, B737
  -200...............................................     2,700     B727, MD-80
CFM International
  CFM56-3, -5........................................     5,500     B737, A319, A320, A321, A340

     Engines and Components are classified within the industry as "factory new", "new surplus", "overhauled", "serviceable" and "as removed". A new engine or part is one that has never been installed. Factory new Engines or Components are purchased from manufacturers or their authorized distributors. New surplus parts are purchased from excess stock of airlines, repair facilities or other suppliers. An overhauled Engine or Component is one which has been completely disassembled, inspected, repaired, reassembled and tested by an FAA-licensed repair facility. An Engine or Component is classified as serviceable if it is repaired by an FAA-licensed repair facility rather than being completely disassembled and overhauled. An Engine or Component may also be classified as serviceable if it is removed by the operator while operating under an approved maintenance program, is functional and meets the manufacturer's time and cycle restrictions applicable to the part. A new, overhauled or serviceable designation indicates that the engine or part can be immediately placed in service on an aircraft. An Engine or Component in "as removed" condition requires functional testing, repair or overhaul by an FAA-licensed repair facility prior to being returned to service in an aircraft and is classified as "non-serviceable."


     Engine Parts. The Company's inventory of engine parts consists primarily of parts for the JT8D series of engines and includes a broad selection of over 4,000 items. The Company obtains most of its components by purchasing and disassembling engines. The Company prices individual components based upon their classification, condition and general level of availability in the aftermarket. Greater than 80% of the Company's engine parts inventory is purchased in "as removed" condition and therefore requires repair. FAA-licensed repair facilities specialize in different inspection and overhaul procedures and the Company has an approved vendor list consisting of over 50 FAA-licensed repair facilities. See "Risk Factors -- Impact of Government Regulation; Dependence on Third-Party Repair Facilities."


     Prior to January 1996, third parties disassembled the surplus aircraft engines purchased by the Company to stock the Company's engine parts inventory, which often resulted in long delays in receiving the disassembled parts. In January 1996, the Company designed and equipped a disassembly facility for JT8D engines, with flexibility to accommodate substantial growth in volume and expansion into other types of aircraft engines, and hired personnel to conduct engine disassembly operations. As a result, the Company has significantly improved aircraft engine disassembly turnaround time.

     Whole Engines. The Company purchases either serviceable engines for immediate resale or non-serviceable engines that are repaired for the Company by FAA-licensed repair facilities and then resold. In certain cases, the Company specifies the workscope of repair based on the specifications of its customers. The Company uses engine parts from its inventory to minimize the repair costs to benefit its customers. Prices for engines depend on the level of thrust, availability of the engine type at time of sale and the buyer's circumstances. In the event that an aircraft requires a replacement engine, a customer may be willing to pay a premium for a serviceable engine which can be delivered immediately.

     Airframe Components. The Company's sales of airframe components have consisted primarily of sales of rotable and expendable airframe components for 727 and 707 aircraft consigned to the Company. A rotable is a component which is removed periodically as mandated by an operator's maintenance procedure or on an "as needed" basis and is typically repaired or overhauled and reused an indefinite number of times. Sales of rotable airframe components include avionics equipment (for example, fuel and altitude indicators) and actuators (for example, devices that perform certain mechanical functions). The Company also provides a full range of DC-9 rotable airframe components which it acquired through the purchase of four DC-9 aircraft in November 1996 and an additional three DC-9 aircraft in August 1997. An expendable is a part sold as new which cannot be repaired for further use (for example, a bolt or rivet). The Company expects to increase its inventory of airframe components as part of its growth strategy.


SERVICES


     Field Services. The Company offers engine borescoping services, a diagnostic procedure utilizing a video camera attached to the end of a thin tube which is inserted into engine sections to analyze the condition of an engine without disassembly. The service is performed by a Company technician certified by the OEM. The Company also utilizes its borescoping capabilities to evaluate substantially all engines which the Company has the opportunity to purchase. In February 1997, the Company, through its newly-formed subsidiary AVTEAM Aviation Field Services, Inc. ("AAFS"), entered into a 40-month lease of approximately 5,300 square feet in Dallas, Texas, from which it began to conduct expanded borescope, repair and other service operations. AAFS has received FAA certification to perform a broad range of on-wing maintenance services, including the installation of hush-kits on JT8D engines and the repair and replacement of a limited number of engine parts and components. In March 1997, AAFS entered into a licensing agreement with Pratt & Whitney pursuant to which Pratt & Whitney has designated AAFS as an approved source of borescope, repair and certain on-wing maintenance services for Pratt & Whitney engines (the "Pratt & Whitney Field Services Agreement").


See " -- Relationship with Pratt & Whitney." In August 1997, AAFS entered into an agreement with Southwest Airlines Co. whereby AAFS was engaged on an exclusive basis to install hushkits on its Pratt & Whitney JT8D-9A engines. As of September 3, 1997, the Company has hired 11 additional employees with an average of 21 years of industry experience to perform these activities.


     Engine Management Services. The Company intends to offer engine management services to its customers. Services provided by the Company would include arranging for volume discounts and competitive bids for third party services, preparing workscopes for the repair of engines, monitoring engines through the entire repair process and providing cost-effective replacement parts. By offering engine management services, the Company would be able to leverage the expertise it has developed in managing the repair of engines which it has acquired.


     Engine Leasing Services. In May 1997, the Company began to offer operating leases of aircraft engines to airlines. The Company intends to capitalize on the increasing demand by customers for operating leases which are being used as an alternative to traditional engine financing arrangements. By entering into such leases, the Company will be better able to control its future supply of engines and retain the potential benefit of the residual value of such engines.


QUALITY ASSURANCE


     The Company adheres to stringent quality control standards and procedures in the purchase and sale of its products. In November 1996, the Airline Suppliers Association, an FAA-recognized independent quality assurance organization, accredited the Company as an aftermarket supplier after the completion of an extensive facilities audit and numerous meetings with the Company's management. The Company was the first aftermarket supplier to receive such accreditation, and the Company believes that there are currently fewer than 25 accredited aftermarket suppliers, of which five are believed to be direct competitors of the Company.


     Because aircraft operators require a readily available and identifiable source of inventory meeting regulatory requirements, the Company has implemented a total quality assurance program. This program consists of numerous quality procedures, including the following:


     - Inspection procedures mandating that procured Engines and Components be traceable to a source approved by the Company



     - Detailed inspections of overhauled Engines and Components


     - Training and supervision of personnel to properly carry out the total quality assurance program

     - On-going quality review board meetings conducted by senior management to oversee the total quality assurance program

     In addition, as part of its total quality assurance program, the Company has implemented a repair facility performance monitoring program which requires each FAA-licensed repair facility used by the Company to perform a self-audit of its operations on a regular basis and to submit to a facility audit performed by an independent quality assurance organization retained by the Company.

PURCHASING

     The Company's business is substantially dependent on its purchasing activities because its net sales are directly influenced by the level of inventory available for sale. Accordingly, senior management of the Company takes a significant role in identifying, negotiating and acquiring surplus aircraft and Engines and Components. Because the size of the Company's inventory is critical to its results of operations and because there is no organized market to procure surplus inventory, the Company's operations are materially dependent on the success of management in identifying potential sources of inventory and effecting timely purchases at acceptable prices. In order to acquire inventory effectively, the Company's purchasing procedures include:

     - Deploying field personnel to identify potentially available surplus aircraft and Engines and Components

     - Appointing representatives domestically and abroad to identify purchase opportunities

     - Purchasing for cash rather than seeking extended payment terms

     - Maintaining a streamlined review process in order to make timely offers

     - Involving senior management in negotiating and closing purchases


The Company historically acquired its inventories of Engines and Components primarily through the purchase of surplus aircraft and engines and engine parts inventories and acquired its airframe component inventory on a consignment basis. The Company's experience is that, while consignments are a means to obtain inventory with a minimum commitment of capital, outright purchases generally result in higher gross margins on sales of such inventory. Accordingly, the Company is seeking to increase its outright purchase of airframe components to supplement its consignment inventory. "Bulk" purchase opportunities often arise when airlines, in order to reduce expenses or change fleet, sell large amounts of inventory in a single transaction. The Company has completed three large bulk inventory purchases since 1992 and believes that the proceeds of the Offering will allow it to aggressively pursue additional bulk inventory purchase opportunities.


SALES AND MARKETING


     The majority of the Company's day-to-day sales are accomplished through its sales force, which currently consists of 10 employees, supplemented by eight consultants and representatives worldwide for attracting and maintaining relationships with customers. The Company is a member of various trade and business organizations which provides appropriate industry exposure.



     The Company advertises its available inventories held for sale on the Inventory Locator System "ILS," an aviation parts information network which enables approximately 2,300 buyers, including major airlines and repair facilities, to access the Company's inventory. The Company is able to market all available Engines and Components through the ILS and customers can locate the Company's inventory noting quantities, part numbers, and condition. Customers may request quotes for any specific part through direct electronic interface with the Company. Pricing information is not available on the ILS and the Company bases its pricing for particular parts on its extensive industry knowledge.


RELATIONSHIP WITH PRATT & WHITNEY

     In June 1995, the Company entered into a strategic supply arrangement with Pratt & Whitney, the manufacturer of the JT8D engine, pursuant to a Surplus Parts Supply Agreement (the "Pratt & Whitney Supply Agreement"). The Pratt & Whitney Supply Agreement is a three-year agreement which designates the Company as the worldwide sole-source supplier of aftermarket engine parts for the JT8D series of engines to Pratt & Whitney for the resale directly to airlines, repair facilities (including its own repair facilities) and other customers. The Company believes that it was selected by Pratt & Whitney primarily because of the Company's extensive JT8D Engine and Components inventory. In 1996, Pratt & Whitney entered into the aircraft engine maintenance business with the opening of a new facility dedicated to the repair of JT8D engines. This new 100,000 square foot facility is expected to have the capacity to repair and overhaul up to 200 JT8D engines per year. The Pratt & Whitney Supply Agreement established pricing at specified percentages of the current catalog price for new engine parts, subject to adjustment for cycles expended on life-limited engine parts. For sales of parts to Pratt & Whitney, the Company's warranty includes the repair or replacement of such parts at the Company's expense up to the later of one year after the commencement of the use of the part or 18 months after delivery of the part to Pratt & Whitney. The Pratt & Whitney Supply Agreement is subject to termination by either party upon six months' prior written notice or upon notice of an event of default. See "Risk Factors -- Relationship with Pratt & Whitney" and "-- Customer Concentration."



     In connection with the Pratt & Whitney Field Services Agreement, AAFS is recognized by Pratt & Whitney as an approved source of borescope, repair and certain on-wing maintenance services for Pratt & Whitney engines. The Company believes that AAFS was selected by Pratt & Whitney primarily because of the significant industry experience of AAFS' employees in performing these field services. Pratt & Whitney has agreed to list AAFS in engine manuals as an approved source of such field services, direct inquiries for such field services to AAFS and provide on going qualification training to AAFS' employees. In return, Pratt & Whitney is entitled to a fee based on AAFS' revenues related to such field services. The Pratt & Whitney Field Services Agreement expires December 1999. As of the date of this Prospectus, the Company was one of only three companies worldwide recognized by Pratt & Whitney as an approved source of these field services.


MANAGEMENT INFORMATION SYSTEMS

     The Company's management information system includes a customized inventory information technology system which is fully integrated with the Company's accounting system and assists management in planning, operating and controlling its business activities.

     The information system contains the most current information regarding each item in the Company's inventory. By accessing the information system through a bar code scanner, the Company can document: (i) full traceability to the FAA-approved point of origin for any part (whether to the OEM, an approved agent of the OEM or an FAA-licensed repair facility); (ii) the aircraft or engine from which the part originated; (iii) the availability and condition of parts in the Company's inventory and, if at an FAA-licensed repair facility, when such parts are due to be returned; (iv) the sales history regarding the type of parts sold to the Company's customers (including dates and sales prices); (v) the status of customer orders; and (vi) any relevant purchase commitments. The information system also provides time and usage cycles for life-limited parts.

     The information system has an automatic interface that transfers sales and customer accounts receivable transactions to the primary accounting records and subsidiary ledger. Purchase and sales commitment data, real-time inventory levels, recording of inventory movements and current assessment of supply and demand for various parts are the subject of daily reports to management.

     The Company is in the process of upgrading its management information system. The upgrade will include a state-of-the-art document scanning and retrieval system, thereby allowing for improved accuracy and faster retrieval of inventory traceability documents that must accompany all sales for regulatory compliance. The upgrade will also increase the capacity of its management information system to accommodate higher inventory levels and additional users.

REGULATION


     The aviation industry is highly regulated in the United States by the FAA and in other countries by similar regulatory agencies. These regulations are designed to insure that all aircraft and aviation equipment are continuously maintained in proper condition for the safe operation of aircraft. While the Company's principal operations are not currently regulated directly by the FAA, both the independent facilities that repair and overhaul the Company's products and the independent operators that purchase the Company's products are subject to extensive regulation. Accordingly, the Company must consider the regulatory requirements of its customers and provide them with Engines and Components that comply with airworthiness standards established by the FAA and the OEMs, together with required documentation which enables these customers to comply with other applicable regulatory requirements. The inspection, maintenance and repair procedures for the various types of aircraft and aviation equipment are prescribed by regulatory authorities and can be performed only by FAA-licensed repair facilities utilizing certified technicians. Compliance with the applicable FAA and OEM standards are required prior to installation of a part on an aircraft. The Company only utilizes FAA-licensed repair facilities to repair and certify aircraft engines and parts. The Company has recently expanded the range of services that it offers to include on-wing engine maintenance consisting of the installation of hush-kits on JT8D engines and the repair and replacement of a limited number of engine parts and components that required the Company to obtain FAA certification, which it obtained in April 1997.


     In June 1996, the FAA articulated a series of changes in the FAA's inspection policies to enhance its oversight of aircraft operators that rely on third-party maintenance. The effect on the Company of such changes to the FAA's inspection policies may be to reduce the number of third-party maintenance providers that provide services to the Company. To date, the Company's operations have not been materially adversely effected as a result of such regulations.


     In September 1996, the FAA issued an advisory circular to support the implementation of a voluntary accreditation program for civil aircraft parts suppliers. This accreditation program establishes quality standards applicable to aftermarket suppliers, such as the Company, and designates FAA approved organizations to perform quality assurance audits for initial accreditation of aftermarket suppliers. Quality assurance audits are required on an on-going basis to maintain accreditation. In November 1996, the Airline Suppliers Association, an FAA-recognized independent quality assurance organization, accredited the Company as an aftermarket supplier after the completion of an extensive facilities audit and numerous meetings with the Company's management. The Company was the first aftermarket supplier to receive such quality accreditation, and the Company believes that there are currently fewer than 25 accredited aftermarket suppliers. The FAA considers that obtaining civil aircraft parts through accredited suppliers is a sound safety practice. Parts procured from an accredited supplier convey assurance to the purchaser that the quality is as stated and the appropriate documentation is on a file at the supplier's place of business. Furthermore, accreditation provides assurance that the supplier has implemented an appropriate quality assurance system and has demonstrated the ability to maintain that system. The Company believes that ongoing quality assurance audits and strict adherence to its quality assurance system is essential to meeting the needs of its existing and future customers.


     Because the Company's sales consist largely of older series JT8D engines and parts, regulations promulgated by the FAA governing noise emission standards for older aircraft and the FAA's Aging Airplane Program Plan (the "Aging Airplane Program") have a material impact on the market for the Company's products. Substantially all of the aircraft powered by the JT8D engine must install hush-kits pursuant to such noise emission standards or be phased out of operation in the United States by December 31, 1999 and in the European Union by April 1, 2002. The Aging Airplane Program requires aircraft operators to perform structural modifications and inspections to address airframe fatigue and to implement corrosion prevention and control programs, which increase the operating and maintenance costs of JT8D-powered aircraft. Furthermore, the EPA and the various agencies of the European Union have sought the adoption of stricter standards limiting the emission of nitrous oxide from aircraft engines. See "Risk Factors -- Dependence on the JT8D Engine." The Company believes that notwithstanding the substantial costs imposed by noise emission standards and the Aging Airplane Program on older aircraft powered by JT8D engines, estimated by the Company to average approximately $4 million per aircraft, certain aircraft operators will continue to utilize older aircraft due to the substantially greater cost of acquiring new replacement aircraft.


     The core operations of the Company may in the future be subject to FAA or other regulatory requirements. The Company closely monitors the FAA and industry trade groups in an attempt to understand how possible future regulations might impact the Company. See "Risk Factors -- Impact of Government Regulation; Dependence on Third-Party Repair Facilities" and "-- Quality Assurance."

CUSTOMERS


     The Company sells its products and provides its services primarily to other aftermarket suppliers of Engines and Components, repair facilities, OEMs, aircraft operators and others. While the Company sold Engines and Components to over 600 different customers during 1996, sales of products representing 21% and 13% of 1995 net sales, 9% and 16% of 1996 net sales and 3% and 9% of net sales for the six months ended June 30, 1997 were made to Pratt & Whitney and Dallas Aerospace, a division of Banner Aerospace, respectively. Sales to Dallas Aerospace during 1996 increased as a percentage of total sales principally due to an increase in the Company's net sales of whole engines to Dallas Aerospace. In addition, the Company's five largest customers accounted for 52%, 49% and 47% of the Company's net sales during 1995, 1996 and the six months ended June 30, 1997, respectively. A third customer accounted for 10% of the Company's net sales during the six months ended June 30, 1996. A fourth and fifth customer accounted for 13% and 12% of the Company's net sales during the first six months ended June 30, 1997, respectively. A small number of customers may account for a significant portion of the Company's revenues from period to period due to the substantial cost of acquiring aircraft engines and certain parts and a significant portion of the Company's sales are expected to continue to be concentrated in a small number of customers. See "Risk Factors -- Customer Concentration."


COMPETITION


     The aftermarket for Engines and Components is highly fragmented, with a limited number of well-capitalized companies selling a broad range of products; and numerous smaller competitors serving distinct market niches and is characterized by intense competition. The Company believes that range and depth of inventories, full product traceability, product knowledge, quality, service and price are the key factors in distinguishing the Company from other aftermarket suppliers. Certain of the Company's competitors have substantially greater financial, marketing and other resources than the Company. In addition, OEMs, aircraft maintenance providers, leasing companies and FAA-licensed repair facilities may vertically integrate into the supply industry, thereby significantly increasing competition. There are established competitors that provide many of the services the Company intends to offer, many of whom have substantially greater financial, marketing and other resources than the Company. See "Risk Factors -- Competition."


BACKLOG


     The Company's backlog of unfilled orders at June 30, 1997 was approximately $4.5 million. A substantial portion of the Company's backlog is typically scheduled for delivery within 60 days. Moreover, variations in the size and delivery dates of orders received by the Company, as well as changes in customers' delivery requirements, may result in substantial backlog fluctuations from period to period. Accordingly, the Company believes that backlog cannot be considered a meaningful indicator of future financial results.


FACILITIES


     The Company's corporate headquarters occupy a facility containing office, warehouse and other operational space in Miramar, Florida, with an aggregate of 50,000 square feet under a lease with an initial term expiring in December 31, 2002, which may be extended at the Company's option until December 31, 2007. The Company's engine disassembly operation is located at another facility in the same office park containing 18,500 square feet of office and warehouse space. Monthly rent of $28,599 and $10,261 is payable under the leases for the Company's headquarters and disassembly facility through December 31, 1997, respectively. In January 1998, the Company plans to move its disassembly operations into a 46,000 square foot facility contiguous to its corporate headquarters. Monthly rent for the 96,000 square foot contiguous space will be $57,643 beginning on January 1, 1998. The Company's facilities are designed to allow efficient processing, warehousing, and inventory management of substantially greater volumes than currently handled.



     In February 1997, the Company entered into a 40-month lease of approximately 5,300 square feet in Dallas, Texas, where AAFS conducts its borescoping and other field service operations. Monthly rent for this facility is $3,773. See Note 8 of Notes to the Financial Statements.

ENVIRONMENTAL MATTERS


     The Company has registered its aircraft engine disassembly facility at Miramar, Florida with the U.S. Environmental Protection Agency (the "EPA") and the State of Florida Department of Environmental Protection as a potential small quantity generator of hazardous materials. During the disassembly of used aircraft engines, residual oil is removed from aircraft engines and engine parts are cleaned with a mineral spirits based solvent, resulting in the generation of certain waste materials which require disposal. An EPA approved laboratory has reviewed the Company's cleaning operations and determined that the cleaning solvent and the waste materials generated during the cleaning operations are non-hazardous substances. The Company is therefore not required to obtain permits for the generation, handling, storage, transportation or disposal of the cleaning solvent or the waste materials. The Company believes it is in material compliance with applicable environmental laws and regulations.


INSURANCE


     The Company is a named insured under policies which include the following coverage: (i) products liability, including grounding, up to $350.0 million (combined single limit and in the annual aggregate); (ii) personal property, inventory and business income at the Company's two principal facilities with blanket coverage up to $23.0 million; (iii) commercial general liability coverage up to $5.0 million (combined single limit and in the aggregate); (iv) hangarkeepers' liability (damages due to loss of aircraft occurring while such aircraft is in the care, custody or control of the Company for safekeeping, storage, service or repair) up to $100.0 million per aircraft or per occurrence;
(v) comprehensive general liability up to $2.0 million; (vi) employee benefit liability up to $1.0 million for each claim and in the aggregate; (vii) international commercial liability (including contractual liability) for bodily injury or property damage up to $1.0 million; (viii) umbrella liability coverage up to $4.0 million for each occurrence and in the aggregate; (ix) directors' and officers' liability coverage up to $3.0 million; and (x) employment practices' liability coverage up to $5.0 million. The Company believes that these coverages are consistent with industry standards and adequate to insure against the various liability risks of its business. See "Risk Factors -- Product Liability."


EMPLOYEES


     As of September 17, 1997, the Company had 52 full-time employees. None of its employees are represented by a union. The Company has not experienced any labor-related work stoppage and considers its relations with employees to be good.


LEGAL PROCEEDINGS


     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning each of the executive officers and directors of the Company.


                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Leon Sragowicz.............................  66    Chairman of the Board
Donald A. Graw.............................  43    President, Chief Executive Officer and
                                                   Director
Jaime J. Levy..............................  41    Executive Vice President and Director
Bryan Thomas McFarland.....................  44    Vice President -- Business Development
Mark S. Koondel............................  50    Chief Financial Officer, Treasurer and
                                                   Assistant Secretary
Dallas Cobb................................  53    Vice President -- Operations
Paula Sparks...............................  45    Vice President -- Quality Assurance
Richard Preston............................  51    Secretary and Director
Robert Munson..............................  62    Director
Eugene P. Lynch............................  35    Director



     Leon Sragowicz is a co-founder of the Company and has served as the Chairman of the Board and a director since its inception in October 1991. For more than the past five years, he has been an investor in a significant number of closely-held companies with businesses ranging from the export of transportation equipment to Latin America to the ownership of real estate.



     Donald A. Graw joined the Company in January 1994 and has served as its Chief Executive Officer, President and a member of its Board of Directors since that time. From February 1991 to November 1993, Mr. Graw served as Vice President and Chief Operating Officer of Scamp Auto Rental I, Inc., a subsidiary of Dollar Rent-A-Car System, Inc., with 42 retail locations throughout Florida. From July 1982 to October 1990, Mr. Graw was employed by Diversified Services, Inc., a franchisee of Budget Rent-A-Car, starting as the Chief Financial Officer and becoming the Executive Vice President in February 1989.



     Jaime J. Levy joined the Company in July 1994 and has served as its Executive Vice President and a member of its Board of Directors since that time. From February 1991 to July 1994, he served as President of Turbine which was acquired by Messrs. Sragowicz and Preston in July 1994. From March 1986 to January 1991, he served as the Director of Sales and Marketing for BET Air, Inc., an aviation surplus parts company.



     Bryan Thomas McFarland joined the Company in July 1994 as the Vice President -- Technical Operations, and he became Vice President -- Business Development in February 1997. From August 1992 to July 1994, he served as Vice President -- Technical Operations of Turbine. Prior thereto, Mr. McFarland served as the Quality Manager for International Aircraft Associates, a customer sales manager for Aerothrust Corp. and a purchasing agent for Eastern Airlines, Inc. He holds an Airframe and Powerplant license issued by the FAA.



     Mark S. Koondel joined the Company in April 1996 as the Chief Financial Officer and Treasurer. From November 1995 to April 1996, he served as the Controller of AEC One Stop Group, Inc., a pre-recorded music distributor. From November 1992 to October 1995, Mr. Koondel served as the Vice President of Finance of Buenos Aires Embotelladora, S.A., a publicly-traded Pepsi-Cola franchisee. From January 1985 to November 1992, he served as the Controller of Florida Coca-Cola Bottling Co., Inc. Prior thereto, Mr. Koondel worked in public accounting with Main Hurdman and Coopers & Lybrand for an aggregate of seven years.


     Dallas Cobb joined the Company in July 1995 as the Director of Airframe Sales and he became Vice President -- Quality Assurance in September 1996. In February 1997, Mr. Cobb was named Vice President -- Operations. From February 1980 to July 1995, Mr. Cobb served in various capacities with BET Air, Inc., including President, Vice President, General Manager and Marketing Manager. From April 1968 to February 1980, Mr. Cobb served as Purchasing Agent for Eastern Airlines, Inc.

     Paula Sparks joined the Company in March 1997 as Vice President -- Quality Assurance. For more than 21 years prior thereto, Ms. Sparks was employed by Pratt & Whitney, most recently as a Quality Assurance Manager. While at Pratt & Whitney Overhaul and Repair, she was one of two holders of an Organizational Designated Airworthiness Representative Certificate. Ms. Sparks is an active member of the Quality Assurance Committee of the Airline Suppliers Association and the American Society for Quality Control.


     Richard Preston is a co-founder of the Company and has served as the Company's Secretary and a member of its Board of Directors since October 1991 and, until April 1996, as its Treasurer. For more than the past 20 years, he has served as a partner in the public accounting firm of Gerson, Preston & Company, P.A., located in Miami, Florida.


     Robert Munson joined the Company's Board of Directors in January 1996. From 1992 to the present, Mr. Munson has been an independent consultant to various companies in the commercial aviation industry. Mr. Munson served for 33 years at Pratt & Whitney, and was a Vice President of Pratt & Whitney during the period from 1980 to 1992.



     Eugene P. Lynch joined the Company's Board of Directors in December 1996. Mr. Lynch is a Managing Director of The Clipper Group. He currently serves on the Board of Directors of Owosso Corp., a corporation whose shares of common stock are quoted on the Nasdaq National Market, and several other privately-held companies.



     Directors are elected annually to serve until the next annual meeting of shareholders and until their successors are elected and qualified. Executive officers are elected by and serve at the discretion of the Board of Directors.


OTHER KEY PERSONNEL

     In addition to the executive officers and directors named above, certain key personnel also contribute significantly to the management of the Company.

     John Wachter joined the Company in August 1995 as Director of Powerplant Sales. From March 1993 to August 1995, Mr. Wachter served as Senior Account Executive for the AGES Group, L.P., a provider of aircraft, engine and support services to the aviation industry. From November 1985 to February 1993, Mr. Wachter served as Sales Account executive for the Airline Services Division of Ryder System, Inc. He holds an Airframe and Powerplant license issued by the FAA.

     Efrain Salazar joined the Company in January 1994 as Director of Finance. From October 1993 to July 1994, Mr. Salazar served as Director of Finance of Turbine. From March 1991 to July 1993, Mr. Salazar served as Business Manager for the Latin American Division of Harper Collins Publishing Co.

     Michael A. Maier joined the Company as Director of Technical Services and Engine Management in February 1997. He brings over 15 years of experience in the aviation industry to the Company. Mr. Maier served as Product Line Engineer of Aviall, Inc. from October 1990 to November 1995. He also served as Senior Flight Test Engineer of McDonnell Douglas. Prior thereto, he served as Senior Project Test Engineer of Pratt & Whitney from July 1982 to September 1988. Mr. Maier is an active member of the American Society of Mechanical Engineers and the Society of Flight Test Engineers.


     John C. Eslinger joined the Company as President of AAFS in March 1997. He brings over 31 years of experience in the aviation industry to the Company. Mr. Eslinger served as Manager of Technical Training of Ryder Airlines Services from November 1989 to January 1997. Prior thereto, he served as Analyst Aircraft Maintenance Quality Assurance of AMR Services. Mr. Eslinger also served as Aircraft Mechanic for NHA Field Services, Bell Helicopter and Beech Aircraft Corporation.



     Julio A. Menendez joined the Company in January 1995 as Field Services Manager and, in February 1997, he was named Director of Business Development. From December 1987 to January 1995, Mr. Menendez served as Field Service Supervisor for Aviall, Inc. He holds an Airframe and Powerplant license issued by the FAA.

COMMITTEES OF THE BOARD OF DIRECTORS


     The Company's Board of Directors has established an Executive Committee, Audit Committee and Compensation Committee. The Executive Committee is authorized, subject to Florida law, to exercise the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the full Board of Directors. The members of the Executive Committee are Messrs. Graw, Levy, Lynch and Preston.


     The Audit Committee is responsible for nominating the Company's independent auditors for approval by the Board of Directors, reviewing the scope, results and costs of the audit with the Company's independent auditors, and reviewing the financial statements and accounting practices of the Company. The members of the Audit Committee are Messrs. Lynch, Munson and Sragowicz.

     The Compensation Committee is responsible for recommending compensation decisions to the Board of Directors. The Members of the Compensation Committee are Messrs. Lynch, Munson and Sragowicz.

COMPENSATION OF DIRECTORS


     During 1996, directors did not receive compensation for serving as members of the Board of Directors. Directors of the Company who are not officers or employees of the Company will receive an annual fee of $10,000. Directors are reimbursed for travel and other expenses relating to attendance at meetings of the Board of Directors or committees.


EXECUTIVE COMPENSATION

     The following table shows the cash and other compensation earned by Mr. Graw and each other executive officer of the Company who earned in excess of $100,000 for services rendered in all capacities to the Company (the "Named Executive Officers") during 1996.

                        1996 SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION
                                                              -------------------
NAME AND PRINCIPAL POSITION(S)                                 SALARY      BONUS
------------------------------                                --------    -------
Donald A. Graw..............................................  $288,737    $    --
  President and Chief Executive Officer
Jaime J. Levy...............................................   286,430         --
  Executive Vice President
Bryan Thomas McFarland......................................    80,000     40,000
  Vice President -- Technical Operations

EMPLOYMENT AGREEMENTS

     On December 6, 1996, Messrs. Graw and Levy entered into employment agreements (collectively, the "Employment Agreements") with the Company providing for employment as the President and Chief Executive Officer and Executive Vice President, respectively. The Employment Agreements provide that Messrs. Graw and Levy will receive an annual base salary of $260,000 and $220,000, respectively, for an initial term of three years expiring December, 1999, as well as the right to participate in the Company's 1996 Stock Option Plan and the Key Executive Annual Incentive Plan. See "-- Incentive Plan." The Employment Agreements contain confidentiality and noncompete provisions by Messrs. Graw and Levy in favor of the Company. Upon termination without cause, each Employee will be entitled to receive two years' annual base salary paid in one lump sum.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     The Compensation Committee of the Board of Directors, consisting of Messrs. Lynch, Sragowicz and Munson, did not meet in 1996. The Compensation Committee's function is to recommend to the Board of Directors compensation decisions for the Company's executive officers and to administer the Company's 1996

Stock Option Plan and the Key Executive Annual Compensation Plan. See " -- Committees of the Board of Directors."

1996 STOCK OPTION PLAN


     The Option Plan became effective on April 15, 1996. As of the date of this Prospectus, no options have been granted. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to employees, officers and consultants of the Company and to promote the success of the Company's business. A reserve of 600,000 shares of the Company's Class A Common Stock has been established for issuance under the Option Plan. The Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.



     Each option granted under the Option Plan has a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with the Company. Options granted under the Option Plan may be exercised only for fully vested shares. The exercise price of incentive stock options and non-statutory stock options granted under the Option Plan must be at least 100% and 85% of the fair market value of the stock subject to the option on the date of grant, respectively (or 110% with respect to incentive stock options granted to holders of more than 10% of the voting power of the Company's outstanding stock). The Board of Directors or the Compensation Committee has the authority to determine the fair market value of the stock. The purchase price is payable immediately upon the exercise of the option. Such payment may be made in cash, in outstanding shares of Class A Common Stock held by the participant, through a promissory note payable in installments over a period of years or any combination of the foregoing.



     The Board of Directors may amend or modify the Option Plan at any time, provided that no such amendment or modification may adversely affect the rights and obligations of the participants with respect to their outstanding options or vested shares without their consent. In addition, no amendment of the Option Plan may, without the approval of the Company's shareholders: (i) modify the class of individuals eligible for participation; (ii) increase the number of shares available for issuance, except in the event of certain changes to the Company's capital structure; or (iii) extend the term of the Option Plan. The Option Plan will terminate on March 1, 2006, unless sooner terminated by the Board of Directors.


INCENTIVE PLAN


     The Company has adopted a Key Executive Annual Incentive Plan (the "Incentive Plan") pursuant to which key executives of the Company may receive bonus compensation based on the Company's performance during any fiscal year, as determined by the Compensation Committee. Under the Incentive Plan, the Company's President and Executive Vice President and other executives designated by the Compensation Committee are assigned a target award expressed as a percentage of base salary in varying amounts (not to exceed 100% of base salary for the President and Chief Executive Officer and the Executive Vice President and 50% of base salary for the other key executive officers). The actual award is subject to achievement by the Company of minimum levels of pre-tax income. The Compensation Committee has the authority to select participants other than the President and Executive Vice President, to establish target awards and to determine final awards in the event that the Company's pre-tax income is less than the levels established under the Incentive Plan during any year the Incentive Plan remains in effect.


                              CERTAIN TRANSACTIONS


THE CLIPPER GROUP PRIVATE PLACEMENTS



     On December 6, 1996, the Company issued and sold to The Clipper Group in a private sale 1,480,000 shares of Class A Preferred Stock and 220,000 shares of Class B Preferred Stock for an aggregate purchase price of $11.9 million. On August 21, 1997, the Company issued and sold to The Clipper Group in a private sale 494,642 shares of Class A Preferred Stock and 219,644 shares of Class B Preferred Stock for an aggregate purchase price of approximately $5.0 million. All of the outstanding shares of Class A Preferred Stock will automatically convert into an aggregate of 1,974,642 shares of Class A Common Stock and all of the outstanding shares of Class B Preferred Stock will automatically convert into an aggregate of 439,644 shares of Class B Common Stock upon the consummation of the Offering. The Clipper Group has certain rights to require the Company to register its shares of Common Stock under the Securities Act. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."


PARATI AGREEMENT


     On September 5, 1995, the Company entered into the Parati Agreement with Parati, a corporation wholly-owned by Leon Sragowicz, the majority shareholder and the Chairman of the Board of Directors of the Company, pursuant to which Parati purchased Pratt & Whitney engines for disassembly. The Company handled all of the operational and administrative aspects of the agreement and Parati remained the owner of the engine parts from the disassembled aircraft engines purchased by Parati. Any profit remaining after recovery by Parati of its cost of sales and by the Company of any overhaul costs was divided equally by Parati and the Company. On August 21, 1997, the Company and Parati terminated the Parati Agreement and the Company purchased the remaining inventory of engine parts valued at $270,648 (the "Parati Balance"). On August 21, 1997, the Company issued and sold 38,664 shares of Class A Common Stock to Mr. Sragowicz as payment for the Parati Balance. The Company does not intend to utilize similar agreements to acquire Engines or Components in the future. Management believes that the agreement with Parati was on terms which were no less favorable to the Company than those which would have been obtained from independent third parties.



LOANS MADE BY EXISTING COMMON SHAREHOLDERS TO COMPANY



     Mr. Sragowicz has loaned and advanced money to the Company on several occasions for inventory acquisitions and general corporate purposes. On August 21, 1997, the Company issued and sold 289,108 shares of Class A Common Stock to Mr. Sragowicz for an aggregate purchase price of approximately $2.0 million as payment of the indebtedness evidenced by these loans.



     Mr. Preston has loaned and advanced money to the Company on several occasions for inventory acquisitions and general corporate purposes. Immediately prior to the consummation of the Offering, the Company had outstanding indebtedness to Mr. Preston in the amount of $288,965, of which (i) $100,182 bears interest at a fluctuating rate tied to the prevailing rate as established by the Internal Revenue Service and (ii) the remaining $188,783 is non-interest bearing. Upon the completion of the Offering, these loans will be repaid to Mr. Preston.



     Messrs. Graw and Levy have each loaned and advanced money to the Company on several occasions for inventory acquisitions and general corporate purposes. Immediately prior to the consummation of the Offering, the Company had outstanding indebtedness to each of them in the amount of $100,182 which bears interest at a fluctuating rate tied to the prevailing rate as established by the Internal Revenue Service. Upon the completion of the Offering, these loans will be repaid to Messrs. Graw and Levy.


PAYMENT OF DEFERRED COMPENSATION TO EXECUTIVE OFFICERS


     On December 12, 1996, the Company paid to each of Messrs. Graw and Levy a bonus of $589,718 for services rendered in 1995. See "Management -- Employment Agreements." Upon completion of the Offering, the Company will pay approximately $150,000 to Mr. Graw and $82,000 to Mr. Levy for services rendered in 1996.


AMOUNTS DUE TO COMPANY

     Pursuant to the Employment Agreements, each of Messrs. Graw and Levy exercised their options to purchase 500,000 shares of Class A Common Stock and, as a result of the exercise of their options, incurred non-interest bearing indebtedness to the Company in the aggregate amount of $809,638. All such indebtedness was repaid in December 1996.

TAX INDEMNIFICATION AGREEMENTS


     On December 6, 1996, the Company entered into the AVTEAM Tax Allocation and Indemnification Agreements (the "Tax Indemnification Agreements") with each of the Existing Common Shareholders relating to their respective income tax liabilities and certain related matters. The Tax Indemnification Agreements generally provide that the Existing Common Shareholders will be indemnified by the Company with respect to federal and state income taxes (plus interest and penalties) arising due to taxable income shifted from a C Corporation taxable year to a taxable year in which the Company was an S Corporation, and that the Company will be indemnified by the Existing Common Shareholders with respect to federal and state income taxes (plus interest and penalties) arising due to taxable income shifted from an S Corporation taxable year to a C Corporation taxable year; provided, however, that only in the case of the Existing Common Shareholders' obligation to indemnify the Company, such obligation shall be limited to the tax benefit (if any) derived by the Existing Common Shareholders due to the shift of taxable income from a taxable year in which the Company was an S Corporation to a C Corporation taxable year. Any payment made by the Company to the Existing Common Shareholders pursuant to the Tax Indemnification Agreements may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes.



                                     * * *


     Following the Offering, the Company does not intend to enter into any material transaction with officers or directors, or their family members, without the approval of a majority of the directors who do not have an interest in such transaction.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table set forth certain information concerning the beneficial ownership of the Company's capital stock prior to the Offering and as adjusted to give effect to the sale of shares of Class A Common Stock in the Offering, by
(i) each person known by the Company to own beneficially more than 5% of any class of the Company's stock, (ii) each Named Executive Officer and director of the Company, and (iii) all executive officers and directors of the Company as a group. Unless otherwise specified, the named beneficial owner claims sole investment and voting power as to the shares indicated. See "Description of Capital Stock."


                                                            SHARES BENEFICIALLY OWNED
                                ---------------------------------------------------------------------------------
                                 NUMBER OF SHARES     % OF CLASS PRIOR     NUMBER OF SHARES        % OF CLASS
                                 PRIOR TO OFFERING       TO OFFERING        OFFERED HEREBY       AFTER OFFERING
                                -------------------   -----------------   -------------------   -----------------
           NAME(1)               CLASS A    CLASS B   CLASS A   CLASS B    CLASS A    CLASS B   CLASS A   CLASS B
           -------              ---------   -------   -------   -------   ---------   -------   -------   -------
Leon Sragowicz................  3,827,772        --    52.4%       --            --      --      22.8%(2)    --
Richard Preston...............    500,000        --     6.8        --            --      --       4.8        --
Donald A. Graw................    500,000        --     6.8        --            --      --       4.8        --
Jaime J. Levy.................    500,000        --     6.8        --            --      --       4.8        --
Bryan Thomas McFarland........         --        --      --        --            --      --        --        --
Mark S. Koondel...............         --        --      --        --            --      --        --        --
Robert Munson.................         --        --      --        --            --      --        --        --
Dallas Cobb...................         --        --      --        --            --      --        --        --
Paula Sparks..................         --        --      --        --            --      --        --        --
Eugene P. Lynch...............         --        --      --        --            --      --        --        --
The Clipper Group(3)..........  1,974,642   439,644    27.0       100%           --      --      19.1       100%
All executive officers and
  directors as a group (9
  persons)....................  5,327,772        --    72.9        --            --      --      37.4        --
SELLING SHAREHOLDER
------------------------------
Sragowicz Foundation, Inc.....         --        --      --        --           (4)      --        --        --


---------------


(1) The address of each shareholder is the address of the Company, which is 3230 Executive Way, Miramar, Florida 33025.


(2) Prior to the time of the Offering, Mr. Sragowicz will donate an aggregate of 1,467,000 shares of Class A Common Stock to Sragowicz Foundation, Inc., a charitable organization, or other charitable organizations so that he will own 2,360,772 shares of Class A Common Stock after the completion of the Offering.


(3) Includes shares beneficially owned by Clipper/Merchant Partners, L.P., Clipper Equity Partners I, L.P., and Clipper Capital Associates, L.P. (whose address is 650 Madison Avenue, New York, New York 10022), and Clipper/Merban, L.P. and Clipper/European Re, L.P. (whose address is c/o CITCO, De Ruyterkade, 62, P.O. Box 812, Curacao, Netherlands Antilles). Clipper Capital Associates, L.P. is the general partner of all of The Clipper Group partnerships. The general partner of Clipper Capital Associates, L.P. is Clipper Capital Associates, Inc. Robert B. Calhoun is the sole shareholder and a director of Clipper Capital Associates, Inc. As a result, each of Mr. Calhoun, Clipper Capital Associates, L.P. and Clipper Capital Associates, Inc. is deemed to beneficially own all shares of Class A Common Stock and Class B Common Stock beneficially owned by The Clipper Group. Merchant Capital, Inc., an affiliate of CSFBC, is a 99% limited partner of Clipper/Merchant Partners, L.P. Credit Suisse Group, an affiliate of CSFBC, is an indirect 99% limited partner of Clipper/Merban, L.P. CSFBC is acting as one of the representatives of the underwriters of the Offering. None of Clipper/Merchant Partners, L.P., Clipper/Merban, L.P., CSFBC and Credit Suisse Group is an affiliate of The Clipper Group or Clipper Capital Associates, L.P.


(4) At the time of the Offering, Sragowicz Foundation, Inc., a charitable organization, or other charitable organizations will have received as a donation from Mr. Sragowicz an aggregate of 1,467,000 shares of Class A Common Stock which, subject to their execution of the Underwriting Agreement, will be offered by them hereby.

                            DESCRIPTION OF CAPITAL STOCK


     After giving effect to the amendment of the Articles to be filed upon the closing of the Offering which will eliminate all authorized Class A Preferred Stock and Class B Preferred Stock, the authorized capital stock of the Company will consist of 100,000,000 shares of capital stock, comprised of (i) 77,000,000 shares of Class A Common Stock, (ii) 3,000,000 shares of Class B Common Stock (together with the Class A Common Stock, the "Common Stock") and (iii) 20,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), issuable in one or more series as hereinafter provided. As of the date of the Offering, an aggregate of 7,302,414 shares of Class A Common Stock and 439,644 shares of Class B Common Stock were outstanding. No shares of Preferred Stock will be outstanding upon consummation of the Offering.



     The following statements are brief summaries of certain provisions relating to the Common Stock and Preferred Stock contained in the Articles and Bylaws.


CLASS A COMMON STOCK


     The Class A Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All shares of Class A Common Stock have one vote on any matter submitted to the vote of shareholders. The Class A Common Stock does not have cumulative voting rights. Upon any liquidation of the Company, the holders of Class A Common Stock are entitled to receive, share for share with the holders of Class B Common Stock on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on preferred stock, if any. Holders of Class A Common Stock are entitled to receive dividends share for share with the holders of shares of Class B Common Stock on a pro rata basis when, as and if declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of preferred stock, if any).


CLASS B COMMON STOCK


     The Class B Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. Except as otherwise required by law, the shares of Class B Common stock have no voting rights. Under Florida law, holders of Class B Common Stock are permitted to vote on amendments to the Company's Articles, if such amendments would, among other things, alter or change powers, preferences or special rights of such class. Upon any liquidation of the Company, the holders of Class B Common Stock are entitled to receive, share for share with the holders of shares of Class A Common Stock on a pro rata basis, all assets then legally available for distribution after payments of debts of liabilities and preferences on preferred stock, if any. Holders of Class B Common Stock are entitled to receive dividends share for share with the holders of shares of Class A Common Stock on a pro rata basis when, as and if declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of preferred stock, if any).


CONVERSION RIGHTS

     Conversion of Class A Common Stock. Each holder of Class A Common Stock is entitled at any time, if such holder has or is reasonably expected to have a Regulatory Problem (as defined below), to convert any or all of the shares of such holder's Class A Common Stock into an equal number of shares of Class B Common Stock. A holder is deemed to have a "Regulatory Problem" when such holder and such holder's affiliates would own, control or have power over a greater quantity of securities of any kind of the Company than are permitted under any applicable requirement of any governmental authority, or would not be able to hold an investment or provide financing to the Company in compliance with any applicable requirement of any governmental authority.

     Conversion of Class B Common Stock. Each holder of Class B Common Stock is entitled at any time to convert any or all of the shares of such holder's Class B Common Stock into an equal number of shares of Class A Common Stock unless, as a result of such conversion, such holder would have a Regulatory Problem.

     Conversion of Class B Common Stock Upon a Conversion Event.

        (i) Each share of Class B Common Stock distributed, transferred or sold in connection with any Conversion Event (as defined below) will, as of the date of such Conversion Event, automatically be converted into and represent the right to receive, and without any action on the part of any party, an equal number of shares of Class A Common Stock. As of the effective date of the Conversion Event, the rights of the holder of the converted Class B Common Stock as such shall cease and the person or persons in whose name or names the certificate or certificates for shares of Class A Common Stock are to be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Class A Common Stock represented thereby.


        (ii) A "Conversion Event" shall mean the sale, distribution or transfer of Class B Common Stock in connection with and pursuant to the terms of (A) any public offering or public sale of securities of the Company (including a public offering registered under the Securities Act and a widely distributed public sale pursuant to Rule 144 thereunder or any similar rule then in force), including any sale of such securities to a person or persons acting as underwriter with respect to such offering, (B) any sale of securities of the Company to a person or group of persons (within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act") if, after such sale, such person or group of persons in the aggregate would own or control securities of the Company (excluding any securities being converted and disposed of in connection with such conversion event) which possess in the aggregate the ordinary voting power to elect a majority of the Company's directors, (C) any sale of securities of the Company to a person or group of persons (within the meaning of the Exchange Act) if, after such sale, such person or group or persons would not, in the aggregate, own, control or have the right to acquire more than two percent (2%) of the outstanding securities of any class of voting securities of the Company, or (D) a merger, consolidation or similar transaction involving the Company if, after such transaction, a person or group of persons (within the meaning of the Exchange Act) would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the surviving corporation's directors (provided that the transaction has been approved by the Company's Board of Directors or a committee thereof).


PREFERRED STOCK


     The Board of Directors has the authority to issue up to 20,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of Common Stock. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends, and in liquidation, over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.


     The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue the Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Class A Common Stock. There are no agreements or understandings for the issuance of Preferred Stock and the Board of Directors has no present intention to issue Preferred Stock.

REGISTRATION RIGHTS


     Under the terms of a Registration Rights Agreement dated as of December 6, 1996 and subject to certain conditions, The Clipper Group is entitled to certain transferable registration rights with respect to its 1,974,642 shares of Class A Common Stock and 439,644 shares of Class B Common Stock (collectively, the "Registrable Securities"). If the Company proposes to register any of its securities under the Securities Act, either for its own account or on behalf of the Company's shareholders, and such holders so request, the Company is required to use its best efforts to include such holders' Registrable Securities in such registration and to pay such shareholders' registration expenses, excluding underwriting discounts and commissions in connection with such registration. If the managing underwriter advises the Company that the number of securities requested to be included in such registration would exceed the number which can be sold in such offering without materially and adversely affecting the offering, the Company must first include the securities the Company proposes to sell and then the Registrable Securities requested to be included in such registration by The Clipper Group. If the registration by the Company is on behalf of the Company's shareholders, then the Company must first include the securities that the Company's shareholders who requested such registration propose to sell and then the Registrable Securities requested to be included in such registration by The Clipper Group. In addition, subject to certain conditions, the holders of 750,000 or more of the Registrable Securities may require the Company, on not more than two occasions, to file a registration statement under the Securities Act with respect to such Registrable Securities. The Company has agreed to indemnify the holders of the Registrable Securities against certain liabilities, including liabilities under the Securities Act, in connection with the registration of their shares. See "Shares Eligible for Future Sale."



     The holders of Registrable Securities have agreed not to include any Registrable Securities in the Offering and have agreed not to exercise their respective registration rights for a period of 180 days following the date of this Prospectus.


ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF FLORIDA LAW


     The Company is subject to (i) the Florida Control Share Act, which generally provides that shares acquired in excess of thresholds equaling 20%, 33% and more than 50% of a corporation's voting power will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders, and (ii) the Florida Fair Price Act, which generally requires approval by disinterested directors or supermajority approval by shareholders for certain specified transactions between a corporation and a holder of more than 10% of the outstanding shares of the corporation (or its affiliates).


CERTAIN NOTICE AND VOTING PROVISIONS CONTAINED IN THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS


     Certain provisions of the Articles and Bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.



     Special Meeting of Shareholders. The Articles provide that special meetings of shareholders of the Company may be called only by the Board of Directors or upon the written demand of the holders of not less than fifty percent of all votes entitled to be cast on any issue proposed to be considered at a special meeting. This provision will make it more difficult for shareholders to take actions opposed by the Board of Directors and can only be amended with the approval of at least two-thirds of the outstanding shares entitled to be cast on the issue.



     Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Articles provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the executive offices of the Company not less than 120 days nor more than 180 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting. The Articles also state that no shareholder actions may be taken by written consent and specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual meeting and can only be amended with the approval of at least two-thirds of the outstanding shares entitled to be cast on the issue.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has not been any public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market could adversely affect the prevailing market price.

     Upon completion of the Offering, the Company will have outstanding 10,335,414 shares of Class A Common Stock and 439,644 shares of Class B Common Stock. All 4,500,000 shares of Class A Common Stock (5,175,000 shares if the Underwriters' over-allotment option is exercised in full) sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except that shares owned by "affiliates" of the Company ("Affiliates"), as that term is defined in Rule 144, may generally only be sold in compliance with applicable provisions of Rule 144. The remaining 5,835,414 shares of Class A Common Stock and 439,644 shares of Class B Common Stock (collectively, the "Restricted Shares") held by existing shareholders upon completion of the Offering will be "restricted" securities within the meaning of Rule 144 and may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including sales pursuant to Rule 144.



     The Company, its directors and officers and the Selling Shareholder have agreed with the Underwriters not to sell or otherwise dispose of any shares of Class A Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of CSFBC, except issuances pursuant to the exercise of employee stock options granted under the Option Plan and issuances in connection with acquisitions where the person receiving the Class A Common Stock agrees not to sell or otherwise dispose of such shares until 180 days after the date of this Prospectus. See "Underwriting." Beginning 180 days after the date of this Prospectus, assuming that CSFBC does not consent to any sales prior to such time, an additional 5,835,414 shares will become eligible for sale in the public market, subject to compliance with the provisions of Rule 144. Of such 5,835,414 shares, 2,360,772 shares are held by Mr. Sragowicz, the Company's Chairman of the Board, 500,000 shares are held by Mr. Graw, the President and Chief Executive Officer and a director of the Company, 500,000 shares are held by Jaime Levy, the Executive Vice President and a director of the Company, 500,000 shares are held by Mr. Preston, the Secretary and a director of the Company, and 1,974,632 shares are held by The Clipper Group, each of whom are "affiliates" of the Company within the meaning of Rule 144, and may, therefore, only be sold in the public market in compliance with the volume limitations and other requirements of Rule 144. CSFBC may, in its sole discretion and at any time without notice, waive the provisions of the lock-up agreements.



     In general, under Rule 144, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least one year (including the holding period of certain prior owners), will be entitled to sell in "restricted brokers' transactions" or to market makers, within any three-month period commencing 90 days after the Company becomes subject to the reporting requirements of Section 13 of the Exchange Act, a number of Restricted Shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Class A Common Stock (approximately 103,354 shares immediately after the Offering) or (ii) the average weekly trading volume in the Class A Common Stock during the four calendar weeks immediately preceding such sale, subject, generally, to the filing of a Form 144 with respect to such sales and certain other limitations and restrictions. In addition, a person (or persons whose shares are aggregated), who is not deemed to have been an Affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned the Restricted Shares proposed to be sold for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.



     As of the date hereof, the Company has authorized an aggregate of up to 600,000 shares of Class A Common Stock for issuance pursuant to the Option Plan. See "Management -- 1996 Stock Option Plan." The Company intends to file registration statements under the Securities Act within approximately 90 days after the date of this Prospectus to register the shares available for issuance under the Option Plan. After the effective date of the applicable registration statement, shares of Class A Common Stock issued under the Option Plan will be immediately available for sale in the public market, subject in certain cases to the lock-up restrictions described above and subject, in the case of sales by Affiliates, to certain limitations and restrictions under Rule 144.


     At the completion of the Offering, certain persons and entities will be entitled to require the Company to register their shares of Common Stock under the Securities Act under certain circumstances. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated                , 1997 (the "Underwriting Agreement") among the
Company, the Selling Shareholder, Leon Sragowicz and the underwriters named below (the "Underwriters"), for whom CSFBC and SBC Warburg Dillon Read Inc. are acting as the representatives (the "Representatives"), the Underwriters have severally but not jointly agreed to purchase from the Company and the Selling Shareholder the following respective numbers of shares of Class A Common Stock:



                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
SBC Warburg Dillon Read Inc.................................
                                                              ---------
          Total.............................................  4,500,000
                                                              =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Class A Common Stock (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


     The Company has granted to the Underwriters an option exercisable by CSFBC, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 675,000 additional shares of Class A Common Stock at the initial public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of Class A Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.



     The Company and the Selling Shareholder have been advised by the Representatives that the Underwriters propose to offer the shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Underwriters, to certain
dealers at such price less a concession of $          per share, and the
Underwriters and such dealers may allow a discount of $          per share on
sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.



     The Representatives have informed the Company and the Selling Shareholder that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares being offered hereby.



     The Company, its officers and directors and the Selling Shareholder have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in the case of the Company, file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to any additional shares of the Company's Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Company's Class A Common Stock, without the prior written consent of CSFBC for a period of 180 days after the date of this Prospectus, except issuances pursuant to the exercise of employee stock options granted under the Option Plan and issuances in connection with acquisitions where the person receiving the Class A Common Stock agrees not to sell or otherwise dispose of such shares until 180 days after the date of this Prospectus.



     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.



     Prior to the Offering, there has been no public market for the Class A Common Stock. The initial public offering price for the shares of Class A Common Stock will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Class A Common Stock will be the Company's historic performance, estimates of the business potential and earnings prospects of the Company and its industry in general, an assessment of the Company's management, the market valuation of companies in related businesses, the general condition of the equity securities market and other relevant factors. There can be no assurance that the initial public offering price of the Class A Common Stock will correspond to the price at which the Class A Common Stock will trade in the public market subsequent to the Offering or that an active public market for the Class A Common Stock will develop and continue after the Offering.



     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase in the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Class A Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS


     The distribution of the Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Class A Common Stock are effected. Accordingly, any resale of the Class A Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A Common Stock.


REPRESENTATIONS OF PURCHASERS


     Each purchaser of the Class A Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholder and the dealer from whom such purchase confirmation is received that
(i) such purchaser is entitled under applicable provincial securities laws to purchase such Class A Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "-- Resale Restrictions."



RIGHTS OF ACTION (ONTARIO PURCHASERS)


     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.


ENFORCEMENT OF LEGAL RIGHTS



     All of the issuer's directors and officers as well as the experts named herein and the Selling Shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Class A Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Class A Common Stock acquired on the same date and under the same prospectus exemption.


TAXATION AND ELIGIBILITY FOR INVESTMENT


     Canadian purchasers of Class A Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A Common Stock in their particular circumstances and with respect to the eligibility of the Class A Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS


     The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Baker & McKenzie, Miami, Florida. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia.


                                    EXPERTS

     The financial statements of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Class A Common Stock offered by this Prospectus. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Class A Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to herein are not necessarily complete and, where such contract, agreement or other document is an exhibit to the Registration Statement, reference is made to such exhibit for a complete description of the matter involved, and each such statement is qualified in all respects by the provisions of such exhibit. Copies of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Branch of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the Commission. The Registration Statement may also be obtained through the Commission's URL at "http://www.sec.gov."



     The Company intends to furnish its shareholders with annual reports containing audited financial statements and a report thereon by its independent public accountants and with quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                  AVTEAM, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Balance Sheets..............................................  F-3
Statements of Income........................................  F-4
Statements of Changes in Shareholders' Equity...............  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7
Report of Independent Certified Public Accountants
  Concerning Turbine's Financial Statements.................  F-18
Statements of Operations of Turbine.........................  F-19
Statements of Cash Flow of Turbine..........................  F-20
Notes to Financial Statements of Turbine....................  F-21

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Shareholders

AVTEAM, Inc.


     We have audited the accompanying balance sheets of AVTEAM, Inc. (the "Company") as of December 31, 1996 and 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     As described in Note 2, the accompanying 1996 financial statements have been restated from amounts previously reported to exclude the sale of certain aircraft engines which did not meet all of the criteria of the Company's revenue recognition policy.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AVTEAM, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                          /s/  ERNST & YOUNG LLP


Miami, Florida
February 27, 1997

                                  AVTEAM, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                 DECEMBER 31,
                                                              ------------------    JUNE 30,
                                                               1995       1996*       1997
                                                              -------    -------   -----------
                                                                                   (UNAUDITED)
                                            ASSETS
Current assets:
  Cash......................................................  $    --    $    --     $ 1,664
  Trade accounts receivable, less allowance for doubtful
     accounts of $114 and $189, and allowance for sales
     returns of $669 and $211, in 1995 and 1996,
     respectively...........................................    4,661      5,030       8,417
  Inventory.................................................    8,563     14,505      22,348
  Prepaid expenses..........................................      185        219       1,024
  Deposits..................................................       --      1,250       4,217
  Due from affiliate........................................       --        343         160
  Deferred tax asset........................................       --        432         654
                                                              -------    -------     -------
          Total current assets..............................   13,409     21,779      38,484
Property and equipment, net.................................      298        502         821
Other assets................................................       86        136          68
                                                              -------    -------     -------
          Total assets......................................  $13,793    $22,417     $39,373
                                                              =======    =======     =======
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to bank.....................................  $ 3,156    $   404     $15,253
  Accounts payable..........................................    4,280      2,540       2,991
  Accrued expenses..........................................      487      1,034       1,585
  Customer deposit..........................................       --        510          --
  Current portion of capital lease obligations..............       48         69          89
  Due to shareholders and affiliates........................    3,126        292         232
                                                              -------    -------     -------
          Total current liabilities.........................   11,097      4,849      20,150
Capital lease obligations, net of current portion...........       83         62         121
Notes payable -- shareholders...............................       --      2,513       2,513
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.01 par value, 20,000,000 shares
     authorized, no shares issued or outstanding in 1995,
     1,480,000 shares of Class A Preferred Stock and 220,000
     shares of Class B Preferred Stock issued and
     outstanding in 1996....................................       --         17          17
  Class A Common Stock, $.01 par value, 77,000,000 shares
     authorized, 5,000,000 shares issued and outstanding....       50         50          50
  Class B Common Stock, $.01 par value, 3,000,000 shares
     authorized, no shares issued and outstanding...........       --         --          --
  Additional paid-in capital................................    3,271     14,611      14,611
  Retained earnings.........................................       --        315       1,911
  Notes receivable from officers............................     (708)        --          --
                                                              -------    -------     -------
          Total shareholders' equity........................    2,613     14,993      16,589
                                                              -------    -------     -------
          Total liabilities and shareholders' equity........  $13,793    $22,417     $39,373
                                                              =======    =======     =======



* AS RESTATED -- SEE NOTE 2


                            See accompanying notes.

                                  AVTEAM, INC.



                              STATEMENTS OF INCOME


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                     SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                            ---------------------------------   ---------------------
                                              1994        1995        1996*       1996        1997
                                            ---------   ---------   ---------   ---------   ---------
                                                                                     (UNAUDITED)
Net sales.................................  $   9,062   $  18,299   $  31,724   $  12,974   $  18,932
Cost of sales.............................      6,373      11,848      22,641       8,919      12,968
                                            ---------   ---------   ---------   ---------   ---------
  Gross profit............................      2,689       6,451       9,083       4,055       5,964
Operating expenses:
  Selling, general and administrative.....      1,081       2,601       3,501       1,623       2,589
  Officers' compensation..................        860       2,561         811         265         398
                                            ---------   ---------   ---------   ---------   ---------
                                                1,941       5,162       4,312       1,888       2,987
                                            ---------   ---------   ---------   ---------   ---------
Income from operations....................        748       1,289       4,771       2,167       2,977
Offering expenses.........................         --          --       1,154          --          --
Interest (expense) income, net............          6        (191)       (757)       (349)       (469)
                                            ---------   ---------   ---------   ---------   ---------
Income before provision (credit) for
  income taxes............................        754       1,098       2,860       1,818       2,508
Provision (credit) for income taxes:
  Current.................................         --          --          62          --       1,134
  Deferred................................         --          --        (432)         --        (222)
                                            ---------   ---------   ---------   ---------   ---------
                                                   --          --        (370)         --         912
                                            ---------   ---------   ---------   ---------   ---------
Net income................................        754       1,098       3,230       1,818       1,596
Adjustments for pro forma provision for
  income taxes............................       (286)       (417)     (1,538)       (661)         --
                                            ---------   ---------   ---------   ---------   ---------
Pro forma net income (historical for the
  six months ended June 30, 1997).........  $     468   $     681   $   1,692   $   1,157   $   1,596
                                            =========   =========   =========   =========   =========
Pro forma net income per common equivalent
  share (historical for the six months
  ended June 30, 1997)....................  $    0.06   $    0.09   $    0.22   $    0.15   $    0.21
                                            =========   =========   =========   =========   =========
Weighted average number of common
  equivalent shares outstanding...........  7,742,058   7,742,058   7,742,058   7,742,058   7,742,058
                                            =========   =========   =========   =========   =========



* AS RESTATED -- SEE NOTE 2



                            See accompanying notes.

                                  AVTEAM, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   CLASS A                  RETAINED       NOTES
                                           PREFERRED    CLASS A    COMMON    ADDITIONAL     EARNINGS     RECEIVABLE
                               PREFERRED     STOCK      COMMON      STOCK     PAID-IN     (ACCUMULATED      FROM
                                SHARES      AMOUNT      SHARES     AMOUNT     CAPITAL       DEFICIT)      OFFICERS     TOTAL
                               ---------   ---------   ---------   -------   ----------   ------------   ----------   -------
Balance at December 31,
  1993.......................        --      $ --      4,000,000     $40      $   (39)      $   (41)       $  --      $   (40)
  Shareholder advances
    contributed to capital...        --        --             --      --        3,040            --           --        3,040
  Net income.................        --        --             --      --           --           754           --          754
  Distributions..............        --        --             --      --         (407)         (713)          --       (1,120)
                               ---------     ----      ---------     ---      -------       -------        -----      -------
Balance at December 31,
  1994.......................        --        --      4,000,000      40        2,594            --           --        2,634
  Shares issued in connection
    with stock option plan...        --        --      1,000,000      10        1,609            --        $(708)         911
  Net income.................        --        --             --      --           --         1,098           --        1,098
  Distributions..............        --        --             --      --         (932)       (1,098)          --       (2,030)
                               ---------     ----      ---------     ---      -------       -------        -----      -------
Balance at December 31,
  1995.......................        --        --      5,000,000      50        3,271            --         (708)       2,613
  Issuance of Preferred
    Stock, net of issuance
    costs of $543............  1,700,000       17             --      --       11,340            --           --       11,357
  Cash received for notes
    receivable from
    officers.................        --        --             --      --           --            --          708          708
  Net income*................        --        --             --      --           --         3,230           --        3,230
  Distributions*.............        --        --             --      --           --        (2,915)          --       (2,915)
                               ---------     ----      ---------     ---      -------       -------        -----      -------
Balance at December 31,
  1996.......................  1,700,000       17      5,000,000      50       14,611           315           --       14,993
  Net income (unaudited).....        --        --             --      --           --         1,596           --        1,596
                               ---------     ----      ---------     ---      -------       -------        -----      -------
Balance at June 30, 1997
  (unaudited)................  1,700,000       17      5,000,000     $50      $14,611       $ 1,911        $  --      $16,589
                               =========     ====      =========     ===      =======       =======        =====      =======



* AS RESTATED -- SEE NOTE 2


                            See accompanying notes.

                                  AVTEAM, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                              SIX MONTHS
                                                               YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                             ---------------------------   -----------------
                                                              1994      1995      1996*     1996      1997
                                                             -------   -------   -------   -------   -------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net income.................................................  $   754   $ 1,098   $ 3,230   $ 1,818   $ 1,596
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
  Depreciation and amortization............................       31       101       158        66       118
  Bad debt expense.........................................       69       145        88         8        65
  Deferred tax credit......................................       --        --      (432)       --      (222)
  Changes in operating assets and liabilities net of
    effects from purchase of Turbine:
    Trade accounts receivable..............................   (2,346)   (2,112)     (457)   (1,173)   (3,452)
    Inventory..............................................      747    (5,792)   (5,940)   (4,517)   (7,843)
    Prepaid expenses and deposits..........................      (12)     (164)   (1,284)     (833)   (3,772)
    Due from affiliate.....................................       --        --      (343)       --       183
    Other assets...........................................      (40)      (28)      (50)        8        68
    Accounts payable.......................................    1,591     2,540    (1,740)   (1,607)      451
    Accrued expenses/Customer deposit......................      125       362     1,057       796        41
    Due to shareholders and affiliates.....................      590       916      (936)      386       (60)
                                                             -------   -------   -------   -------   -------
         Net cash (used in) provided by operating
           activities......................................    1,509    (2,934)   (6,649)   (5,048)  (12,827)
INVESTING ACTIVITY
Purchases of property and equipment........................       (8)     (103)     (314)     (173)     (325)
                                                             -------   -------   -------   -------   -------
         Net cash used in investing activity...............       (8)     (103)     (314)     (173)     (325)
FINANCING ACTIVITIES
Payments on note payable to related party..................   (1,000)       --        --        --        --
Payments on capital leases.................................       --       (22)      (48)      (23)      (33)
Net proceeds from (payments on) notes payable..............      350      (350)    1,550        --        --
Net proceeds from (payments on) short-term line of
  credit...................................................       --     3,156    (2,752)    4,694    14,849
Advances from shareholders.................................    1,467     4,203     2,250       750        --
Payments of shareholders' advances.........................     (467)   (2,671)   (2,479)     (200)       --
Net proceeds from sale of preferred stock..................       --        --    11,357        --        --
Distributions..............................................   (1,120)   (2,030)   (2,915)       --        --
                                                             -------   -------   -------   -------   -------
         Net cash provided by (used in) financing
           activities......................................     (770)    2,286     6,963     5,221    14,816
                                                             -------   -------   -------   -------   -------
         Net (decrease) increase in cash...................      731      (751)       --        --     1,664
         Cash at beginning of year.........................       20       751        --        --        --
                                                             -------   -------   -------   -------   -------
         Cash at end of year...............................  $   751   $    --   $    --   $    --   $ 1,664
                                                             =======   =======   =======   =======   =======
SUPPLEMENTAL CASH FLOW DISCLOSURES
Interest paid..............................................  $     1   $   145   $   795   $   360   $   460
                                                             =======   =======   =======   =======   =======
SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES
Transfer of assets from consignee as repayment of
  receivable:
  Inventory................................................  $   214   $    --   $    --   $    --   $    --
  Property and equipment...................................      166        --        --        --        --
  Prepaid expenses.........................................        9        --        --        --        --
  Deposits and other assets................................       18        --        --        --        --
                                                             -------   -------   -------   -------   -------
                                                             $   407   $    --   $    --   $    --   $    --
                                                             =======   =======   =======   =======   =======
Notes receivable from officers offset against amounts due
  to shareholders..........................................  $    --   $   912   $   708   $    --   $    --
                                                             =======   =======   =======   =======   =======
Shareholder advances converted to notes payable............  $    --   $    --   $ 1,511   $    --   $    --
                                                             =======   =======   =======   =======   =======
Shareholder advances contributed to capital................  $ 3,040   $    --   $    --   $    --   $    --
                                                             =======   =======   =======   =======   =======
Office furniture and equipment acquired under capital
  leases...................................................  $    --   $   153   $    48   $    --   $   112
                                                             =======   =======   =======   =======   =======



* AS RESTATED -- SEE NOTE 2


                            See accompanying notes.

                                  AVTEAM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

                (Information pertaining to the six months ended


                      June 30, 1996 and 1997 is unaudited)


1.  BUSINESS


     AVTEAM, Inc., (the "Company"), was incorporated in Florida in 1991. The Company is a global supplier of aftermarket aircraft engines, engine parts and airframe components. The Company supplies its products to other aftermarket suppliers, independent repair facilities, aircraft operators and original equipment manufacturers. Beginning in April, 1997 the Company, through its wholly-owned subsidiary, AVTEAM Aviation Field Services, Inc. ("AAFS"), began providing certain on-wing maintenance and repair and borescope services. The accompanying unaudited financial statements as of June 30, 1997 and for the six months period ending June 30, 1997 include the accounts of the Company and AAFS after elimination of intercompany accounts and transactions.



     Prior to July 21, 1994, pursuant to a consignment agreement with Turbine Engine Sales Group, Inc. ("Turbine"), Turbine disassembled engines purchased by the Company and warehoused, managed and sold the parts in exchange for a commission equal to 50% of the gross profit on the parts sold. On July 21, 1994, the Company's shareholders acquired all of the capital stock of Turbine and the consignment agreement was terminated. Also on July 21, 1994, in a purchase transaction, the Company forgave $407,000 due from Turbine in exchange for substantially all of Turbine's assets consisting of inventory ($214,000); property and equipment ($166,000); prepaid expenses ($9,000); and deposits and other assets ($18,000), at net book value, which approximated fair market value. Turbine was subsequently dissolved. Turbine's results of operations are included in the accompanying statement of operations beginning July 22, 1994. Pro forma results of operations are not materially different from reported results.


2.  SIGNIFICANT ACCOUNTING POLICIES

INVENTORY


     Inventory of aircraft engines is stated at the lower of specific cost (including overhaul costs) or market. Initially, cost of sales of engine parts from disassembled engines are recognized based on margins realized from recently sold, similar groups of engine parts. Once the remaining parts have been fully inspected and their condition has been determined, the cost of subsequent sales of engine parts from that engine are determined using the relationship of the remaining costs of that engine to estimated sales. Cost of sales for individual parts purchased for resale are reflected based on the specific identification method. Cost of sales of airframe components are recognized using margins based on the relationship of cost to revenue estimates as determined by the Company through the analysis of the market price of such airframe components.



REVENUE RECOGNITION AND RESTATEMENT OF 1996 FINANCIAL STATEMENTS



     Revenues from the sale of engine parts and airframe components are recognized when shipped.



     Revenues from the sale of aircraft engines are recognized when title and risk of ownership are transferred to the customer, which generally is upon shipment or customer pick-up. In certain instances prior to shipment or customer pick-up, certain customers request the Company to hold aircraft engines until the customer determines the most economical means of taking possession. The Company records revenues under such circumstances only if: (1) payment is received or is receivable within 30 days; (2) title and risk of ownership is transferred to the customer; (3) the customer's request that the transaction be on a bill-and-hold basis is in writing; (4) there is a fixed schedule for delivery of the engines that is within 30 days of the sale; (5) the Company does not have any specific performance obligations; (6) the engines are segregated from other engines and are not subject to being used to meet other customer's needs and (7) the engines are ready for shipment.

                                  AVTEAM, INC.

     The accompanying 1996 financial statements have been restated from amounts previously reported to exclude sales of certain aircraft engines which did not meet all of the criteria of the Company's revenue recognition policy, described above. These sales were recognized in the first quarter of 1997 when all criteria of the Company's revenue recognition policy were met.



     The effect on the accompanying 1996 financial statements of excluding such sales on income as previously reported is to decrease the following by the amounts indicated (in thousands, except per share data):



Effect on:
  Income before credit for income taxes.....  $ (712)
  Credit for income taxes...................      60
                                              ------
  Net income................................    (652)
  Adjustments for pro forma provision for
     income taxes...........................    (198)
                                              ------
  Pro forma net income......................  $ (454)
                                              ======
  Pro forma net income per common equivalent
     share..................................  $ (.06)
                                              ======


     The Company enters into consignment arrangements in which it warehouses items, determines sales prices, arranges for shipment to customers, and collects accounts receivable. The Company reflects sales under such arrangements in net sales and the cost of such sales in cost of sales, since the Company bears the risk of ownership once the items are sold.

WARRANTIES AND PRODUCT RETURNS

     The Company does not provide service warranties in addition to those provided by overhaul facilities and as a result does not record accruals for warranties. The Company has established programs which, under specific conditions, enable its customers to return inventory. The effect of these returns is estimated based on a percentage of sales and historical experience and sales are recorded net of a provision for estimated returns.


ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE



     The Company buys inventory from certain of its customers and periodically offsets amounts owed to customers for inventory purchases against the accounts receivable for sales to such customers. For the years ended December 31, 1995, 1996 and for the six month period ended June 30, 1997, accounts payable totaling $980,000, $3,175,000 and $617,000, respectively, were offset against accounts receivable.


PROPERTY AND EQUIPMENT

     Property and equipment (including assets under capital leases) is carried at cost and is depreciated using accelerated and straight-line methods over the lesser of the lease terms or the estimated useful lives of the assets. The lives used are as follows:

Office furniture and equipment..............................  3-7 years
Warehouse and transport equipment...........................  5-7 years
Leasehold improvements......................................  3-5 years

CONCENTRATION OF CREDIT RISK

     Accounts receivable are primarily from domestic and foreign passenger airlines, freight and package carriers, charter airlines, aircraft leasing companies and service providers to such companies. The Company

                                  AVTEAM, INC.

performs ongoing evaluations of its trade accounts receivable customers, monitors its exposure for credit losses and sales returns and does not require collateral.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRO FORMA STATEMENTS OF INCOME INFORMATION


     In conjunction with the closing of the private offering of its preferred stock on December 6, 1996, the Company terminated its status as an S corporation. Pro forma net income reflects adjustments for income taxes which would have been recorded if the Company had not been an S corporation for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 (see Note 5).


PRO FORMA NET INCOME PER COMMON EQUIVALENT SHARE


     Pro forma net income per common equivalent share is calculated using the weighted average number of common shares and common equivalent shares outstanding during the periods presented. Pursuant to the requirements of the Securities and Exchange Commission, common equivalent shares issued at prices below the estimated public offering price during the 12 months immediately preceding the date of the initial filing of the registration statement have been included in the calculation of common equivalent shares, as if they were outstanding for all periods presented. The preferred shares issued on December 6, 1996 and August 21, 1997 are considered to be common equivalent shares and, accordingly, have been included in the calculation of weighted average number of common equivalent shares outstanding for all periods presented.



     Pro forma net income per common equivalent share, without including common equivalent shares prior to their issuance date, is as follows:



                                            YEAR ENDED                   SIX MONTHS ENDED
                                           DECEMBER 31,                      JUNE 30,
                               ------------------------------------   -----------------------
                                  1994         1995         1996         1996         1997
                               ----------   ----------   ----------   ----------   ----------
Pro forma net income (in
  thousands).................  $      468   $      681   $    1,692   $    1,157   $    1,596
Pro forma net income per
  common equivalent
  share(1)...................  $     0.12   $     0.14   $     0.33   $     0.23   $     0.24
Weighted average number of
  common equivalent
  shares(1)..................   4,000,000    5,000,000    5,111,475    5,000,000    6,700,000


---------------


(1) Excluding common equivalent shares prior to their issuance date.



INTERIM FINANCIAL DATA



     In the opinion of the management of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of June 30, 1997, and the results of operations for the six months ended June 30, 1996 and 1997.


3.  ACCOUNTS RECEIVABLE

     On November 8, 1995, the Company entered into a Limited Recourse Receivable Discount Facility Agreement with a bank (the "Agreement") under which the bank agreed to purchase certain trade receivables

                                  AVTEAM, INC.

older than 30 days, with a maximum maturity of 100 days, for the principal amount of the trade receivables less a discount rate of LIBOR plus 1/4% (5.88% at December 31, 1995). The Agreement provided that the aggregate principal amount of uncollected purchased receivables could not exceed $10,000,000 at any one time, provided for the purchase of a maximum of $60,000,000 of receivables over the term of the Agreement and included certain recourse provisions related to returned inventory only. The Agreement expired on November 1, 1996.

     In 1995, the Company sold trade receivables under the Agreement with a carrying amount of approximately $714,000 for approximately $704,000. In 1996, the Company sold trade receivables under the Agreement with a carrying amount of approximately $5,272,000 for approximately $5,204,000.


     Included in accounts receivable at June 30, 1997, is $2.2 million related to a June 25, 1997 sale of three engines under a bill and hold arrangement.


4.  OFFERING EXPENSES

     During 1996, the Company initiated a public offering of its common stock. Due to uncertain market conditions, the Company decided to withdraw the offering. As a result, the costs associated with the offering were charged against earnings in 1996.

5.  INCOME TAXES

HISTORICAL


     Concurrent with the December 6, 1996 private placement (see Note 14), the Company's S corporation election was terminated, making it subject to corporate income taxes. The financial statements reflect a net income tax benefit of approximately $370,000 for the year ended December 31, 1996, comprised of the following two significant components:



     - A net tax benefit of $432,000 representing the net deferred tax asset recognized for the cumulative temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax reporting purposes as of December 6, 1996.



     - Current period expense of approximately $62,000 pertaining to the Company's income before taxes of approximately $203,000 subject to taxation for the period from December 6, 1996 to December 31, 1996.



     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1996 and June 30, 1997 are as follows (in thousands):



                                                              DECEMBER 31,   JUNE 30,
                                                                  1996         1997
                                                              ------------   --------
Allowance for doubtful accounts.............................      $ 68         $ 92
Allowance for sales returns.................................        77           84
Depreciation................................................        11           13
Accrued compensation........................................       130          130
Uniform inventory capitalization............................       146          335
                                                                  ----         ----
          Net deferred tax benefit..........................      $432         $654
                                                                  ====         ====

                                  AVTEAM, INC.

     The reconciliation of the expected income tax expense (for the period from December 6 to December 31, 1996 computed on income of approximately $203,000 before taxes) at federal statutory rates is as follows:



                                                       PERIOD FROM
                                                   DECEMBER 6, 1996 TO     SIX MONTHS ENDED
                                                    DECEMBER 31, 1996       JUNE 30, 1997
                                                   --------------------   ------------------
Tax at federal statutory rate....................          34.00%               34.00%
State & local income taxes, net of federal tax
  benefit........................................           2.19                 2.19
Deferred tax benefit recorded in conjunction with
  the conversion to a C Corporation..............        (223.28)                  --
Permanent difference.............................           4.81                  .17
                                                        --------               ------
                                                         (182.28)%             36.36%
                                                        ========               ======


     For the years ended December 31, 1994 and 1995, the Company elected S corporation status and was not subject to income tax.


     On December 6, 1996, the date of the termination of S corporation status, the Company declared a cash distribution to the shareholders. The distribution, paid prior to January 1, 1997, was determined based on the Company's accumulated adjustment account, as defined in the Internal Revenue Code, calculated through the date of termination of the Company's S corporation status.



     Also on December 6, 1996, the Company entered into a tax allocation and indemnification agreement with the existing common shareholders relating to their respective income tax liabilities and certain related matters. The tax indemnification agreements generally provide that the existing common shareholders will be indemnified by the Company with respect to federal and state income taxes (plus interest and penalties) arising due to taxable income shifted from a C Corporation taxable year to a taxable year in which the Company was an S Corporation, and that the Company will be indemnified by the existing common shareholders with respect to federal and state income taxes (plus interest and penalties) arising due to taxable income shifted from an S Corporation taxable year to a C Corporation taxable year.



PRO FORMA



     The adjustments for pro forma provision for income taxes for the three years ended December 31, 1996 and the six months ended June 30, 1996, reflect the adjustments needed to reflect income tax expense as if the Company had been taxed as a C corporation.



     The pro forma provision (credit) for income taxes is as follows:



                                         YEAR ENDED DECEMBER 31,
                                         ------------------------    SIX MONTHS ENDED
                                         1994     1995      1996      JUNE 30, 1996
                                         ----    ------    ------   ------------------
Current................................  $369    $1,138    $  827          $652
Deferred...............................   (83)     (721)      341             9
                                         ----    ------    ------        ------
     Total.............................  $286    $  417    $1,168          $661
                                         ====    ======    ======        ======

                                  AVTEAM, INC.

     Significant components of the Company's pro forma deferred tax assets as of December 31, 1995 and 1996 are as follows (in thousands):



                                                              DECEMBER 31,
                                                              ------------
                                                              1995    1996
                                                              ----    ----
Allowance for doubtful accounts.............................  $ 43    $ 68
Allowance for sales returns.................................   252      77
Depreciation................................................     7      11
Accrued compensation........................................   503     130
Uniform inventory capitalization............................    --     146
                                                              ----    ----
                                                              $805    $432
                                                              ====    ====


     The pro forma income tax provision (credit) differs from the amounts computed by applying the federal statutory rate of 34% to income before income taxes as follows:


                                          YEAR ENDED DECEMBER 31,
                                          -----------------------    SIX MONTHS ENDED
                                          1994     1995     1996      JUNE 30, 1996
                                          -----    -----    -----    ----------------
Tax at federal statutory rate...........  34.00%   34.00%   34.00%        34.00%
State income taxes, net of federal
  benefit...............................   3.71     3.69     2.45          2.22
Permanent differences...................    .22      .28     4.35           .16
                                          -----    -----    -----        ------
                                          37.93%   37.97%   40.80%        36.38%
                                          =====    =====    =====        ======



6.  DEPOSITS AND INVENTORY



     In March and April 1997, the Company entered into agreements with a third party to exchange four aircraft engines, with an inventory value of approximately $3.4 million, and cash of $2.5 million for five aircraft engines valued at $6.9 million. Since the Company was obligated under these agreements to complete certain repairs before the exchange was completed, the Company did not recognize the exchange in sales and cost of sales until the third quarter of 1997 when all specific performance obligations were met and all engines were physically exchanged. At June 30, 1997, inventory includes approximately $3.4 million representing the cost of the four engines exchanged in the third quarter of 1997 and deposits includes approximately $2.5 million representing the cash paid to the third party prior to June 30, 1997 in connection with this transaction.



7.  PROPERTY AND EQUIPMENT


     Property and equipment consists of the following (in thousands):


                                                              DECEMBER 31,    JUNE 30,
                                                              ------------    --------
                                                              1995    1996      1997
                                                              ----    ----    --------
Office furniture and equipment..............................  $184    $203     $ 386
Warehouse and transport equipment...........................   209     532       606
Leasehold improvements......................................    34      54       204
                                                              ----    ----     -----
                                                               427     789     1,196
Less accumulated depreciation and amortization..............  (129)   (287)     (375)
                                                              ----    ----     -----
                                                              $298    $502     $ 821
                                                              ====    ====     =====

                                  AVTEAM, INC.

8.  LEASES


     On April 1, 1995, the Company entered into a lease agreement for new warehouse and office space under an operating lease which expires on June 30, 2000. In addition, effective January 1, 1996, the Company signed a lease agreement for additional warehouse and office space under an operating lease which expires on December 31, 2000. Future minimum lease payments by year and in the aggregate under operating leases are as follows (in thousands):

1997........................................................  $  536
1998........................................................     502
1999........................................................     498
2000........................................................     305
                                                              ------
                                                              $1,841
                                                              ======


     Rent expense for the years ended December 31, 1994, 1995 and 1996 and the six month period ended June 30, 1996 and 1997 was approximately $35,000, $266,000, $390,000, $206,000 and $239,000, respectively.



     The Company has entered into various capital leases for office furniture, computer equipment, and warehouse and transportation equipment expiring in various years through 1999. Equipment under capitalized lease obligations had an original cost of approximately $153,000 at December 31, 1995 and June 30, 1996 and $202,000 at December 31, 1996 and $313,000 at June 30, 1997 and accumulated amortization was approximately $26,000, $47,000, $75,000 and $101,000 at December 31, 1995, June 30, 1996, December 31, 1996 and June 30, 1997,
respectively.



     Future minimum lease payments by year and in the aggregate under these capital leases were as follows at December 31, 1996 (in thousands):


1997........................................................  $ 75
1998........................................................    55
1999........................................................    29
                                                              ----
          Total minimum lease payments......................   159
Less amounts representing interest at 15.8%.................   (28)
                                                              ----
          Present value of net minimum lease payments under
           capital leases (including current portion of
           $69).............................................  $131
                                                              ====


9.  RELATED PARTY TRANSACTIONS



     On September 5, 1995, the Company entered into an agreement (the "Parati Agreement") with Parati Corporation ("Parati"), a corporation wholly-owned by the Chairman of the Board of Directors of the Company, which provided that Parati would purchase up to $10 million of certain aftermarket engines and up to $40 million of new engines and that the Company would oversee, disassemble and handle all of the operational and administrative aspects related to such engines. The Parati Agreement further provided that all proceeds from the sale of engines or parts would be divided equally between Parati and the Company after payment to Parati of amounts equal to Parati's investment in such engines less overhaul costs incurred by the Company on behalf of Parati. Overhaul costs were incurred on a component basis and were not incurred until a customer was interested in purchasing a component upon its overhaul. The Company was reimbursed for overhaul costs through a reduction of the Company's payable to Parati regardless of whether such parts were sold. In 1995, 1996 and the six month periods ended June 30, 1996 and 1997, the Company recorded sales under this agreement of approximately $224,000, $1,925,000, $1,643,000 and $498,000, respectively, with a gross profit of approximately $45,000, $395,000, $337,000 and $249,000, respectively. As of December 31, 1995 approximately

                                  AVTEAM, INC.

$169,000 was owed to Parati according to the Parati Agreement and as of December 31, 1996 and June 30, 1997, Parati owed the Company $343,000 and $160,000, respectively, for unreimbursed overhaul costs. See Note 17.



     The Company purchased accounting services totaling $38,000 for each of the two years ending December 31, 1994 and 1995 and approximately $10,000 for 1996 from a firm that is owned in part by a shareholder of the Company.


     Management believes that compensation received from or paid to related parties under the Parati Agreement and in connection with purchased accounting services, described above, materially approximate those which would have been received from or paid to non-affiliated third parties.


     At December 31, 1995 and 1996 and June 30, 1997, due to shareholders and affiliates consist of the following (in thousands):



                                                             DECEMBER 31,      JUNE 30,
                                                            ---------------    --------
                                                             1995     1996       1997
                                                            ------    -----    --------
Non-interest bearing advances due to shareholder with no
  fixed or determinable due dates(a)......................  $1,620    $  --     $  --
Accrued officers' compensation............................   1,337      292       232
Due to (from) Parati......................................     169       --        --
                                                            ------    -----     -----
                                                            $3,126    $ 292     $ 232
                                                            ======    =====     =====



     At December 31, 1996 and June 30, 1997, notes payable-shareholders consist of the following (in thousands):



Non-interest bearing notes payable to shareholders due
  within sixty days of the consummation of an initial public offering or during the second fiscal quarter of 2000,
  whichever is earlier(a)...................................  $1,511
Notes payable to shareholders bearing interest at 40% of the original issue discount as calculated under the Internal
  Revenue Code (6.57% at December 31, 1996) and due either
  within sixty days of the consummation of an initial public offering or during the second fiscal quarter of 2000,
  whichever is earlier(b)...................................   1,002
                                                              ------
                                                              $2,513
                                                              ======


---------------


(a)  On December 6, 1996, in conjunction with the private placement (see Note
     16), the Company agreed to convert the outstanding balance of advances due to shareholders to notes payable. See Note 17.


(b)  On December 6, 1996, in conjunction with the private placement (see Note
     16), the existing common shareholders agreed to lend a portion of the previously undistributed S corporation earnings to the Company. See Note 17.



10.  NOTES PAYABLE TO BANK



     On May 12, 1995, the Company executed a revolving line of credit agreement with a bank. This line of credit was amended on September 29, 1995 and again on June 13, 1996. The available borrowing base is generally based upon 75% to 85% of eligible accounts receivable (depending on age of accounts receivable and the Company's net worth) and 25% to 50% of eligible inventory (depending on age of inventory), up to the maximum borrowing facility of $10,000,000. Principal payments are made upon collection of accounts receivable, which are primarily due within 30 days, and interest is payable monthly at prime plus 3/4% (9.5% and 9.0% at December 31, 1995 and 1996, respectively). The loan is guaranteed by the certain shareholders and is secured by substantially all of the assets of the Company. At December 31, 1995 and 1996, approximately $2,561,000, and $7,010,000 was available under this revolving line of credit agreement, respectively.

                                  AVTEAM, INC.

     On February 20, 1997, the Company replaced its existing credit facility with a new credit facility with a different bank which provides working capital of up to $20.0 million with interest at either the lender's prime rate or LIBOR plus 2.75% per annum, as determined by the Company at the time of each advance, subject to its availability calculation based on the eligible borrowing base. The eligible borrowing base includes certain receivables and inventories of the Company. The credit facility also permits the bank to issue letters of credit on behalf of the Company of up to $5.0 million, and the aggregate principal amount of any letters of credit so issued will reduce amounts available under the credit facility. The credit facility matures in May 1998 and the term of any letters of credit issued thereunder must expire prior to May 1999. At June 30, 1997, approximately $934,000 was available under this credit facility.



11.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS



     The carrying value of cash, accounts receivable and short-term borrowings in the accompanying financial statements approximate their fair value because of the short-term maturity of these instruments, and in the case of notes payable because such instruments bear variable interest rates which approximate market.



12.  EMPLOYMENT AGREEMENTS


     Effective January 1, 1994, the Company entered into employment agreements with two key employees which were amended on December 31, 1995, as described in the following paragraph. Under the terms of the original agreements, each employee received through December 31, 1995 compensation equal to 20% of Adjusted Net Income, as defined in such agreements. Additionally, each of these key employees were granted options to purchase shares equivalent to up to 10% of the Company's outstanding common shares at a price equal to the Company's book value on the last day of the month subsequent to the exercise of such options. On January 1, 1995, 33% of the options were exercised in exchange for noninterest bearing notes receivable from the officers totaling approximately $259,000.


     On December 31, 1995, the employment agreements' terms were amended to (1) reduce, effective January 1, 1996, the amount of Adjusted Net Income each of these two officers may receive as compensation from 20% to 5%, effective January 1, 1996; (2) pay an additional aggregate one time bonus of approximately $1,179,000 to these officers and (3) change the exercise price of the unexercised options to the fair market value of the Company's Class A Common Stock as of the exercise date. The employees exercised their remaining options on December 31, 1995 in return for noninterest bearing notes receivable from the officers payable on demand at any time after May 31, 1996, totaling approximately $1,360,000. On the same day, approximately $912,000 of these notes from officers were offset against amounts due to the officers, resulting in an outstanding balance on notes receivable from officers totalling $707,000, which was repaid on December 12, 1996.



     On December 6, 1996, the two key employees entered into the Amended and Restated Employment Agreements (collectively, the "Employment Agreements") with the Company. The Employment Agreements provide that the two key employees will receive an annual base salary of $260,000 and $220,000, respectively, for an initial term of three years expiring December 1999, as well as the right to participate in the Company's 1996 Stock Option Plan (see Note 16) and the Incentive Plan (as defined below). Upon termination without cause, the two key employees will be entitled to receive two years' base salary.


     The Company adopted a Key Executive Annual Incentive Plan (the "Incentive Plan"), pursuant to which key executives of the Company may receive bonus compensation based on the Company's performance during any fiscal year, as determined by the Compensation Committee of the Board of Directors (the "Committee"). Under the Incentive Plan, the Company's President and Chief Executive Officer and Executive Vice President and other key executives designated by the Committee are assigned a target award expressed as a percentage of base salary in varying amounts (not to exceed 100% of the base salary for the President and Chief Executive Officer and the Executive Vice President and 50% for other key executives). The actual award is subject to achievement by the Company of minimum levels of pre-tax income. The Committee has the authority to select participants other than

                                  AVTEAM, INC.

the President and Chief Executive Officer and the Executive Vice President, to establish target awards and to determine final awards in the event that the Company's operating income is less than the level's established under the Incentive Plan during any year the Incentive Plan remains in effect.


13.  SIGNIFICANT CUSTOMERS



     Pratt & Whitney accounted for 21%, 9%, 20% and 3% of the Company's net sales for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively. Accounts receivable from Pratt & Whitney accounted for 28%, 4% and 4% of total accounts receivable at December 31, 1995 and 1996 and the three months ended June 30, 1997, respectively.



     Dallas Aerospace accounted for 32%, 13%, 16% and 9% of net sales for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively, and 42%, 24%, 10% and 3% of total accounts receivable at December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively.



     A third customer accounted for 13% of net sales and 15% of total accounts receivable for the six months ended June 30, 1997.



     A fourth customer accounted for 12% of net sales and 26% of total accounts receivable for the six months ended June 30, 1997.



14.  CONSIGNMENT SALES



     The Company has an agreement with an airline to sell certain consigned inventory. Net sales related to this agreement include approximately $733,000, $2,032,000, $1,295,000, $619,000 and $487,000 for the years ended December 31,
1994, 1995, 1996 and the six months ended June 30, 1996 and 1997, respectively.



15.  GEOGRAPHIC AREA INFORMATION



     The Company had export sales for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 of approximately $2,422,000, $722,000 and $3,056,000, respectively, primarily to customers in Latin America.



16.  STOCKHOLDERS' EQUITY


     On March 21, 1996, the Company amended and restated its Articles of Incorporation pursuant to which each $1 par value outstanding share of Class A Common Stock was converted to 4,000 shares of Class A Common Stock at a per share par value of $.01. In addition, the Company authorized 20,000,000 shares of $.01 per share par value preferred stock and increased the number of authorized Class A Common Stock to 80,000,000 shares. On December 5, 1996, the authorized shares of Common Stock was amended to be 77,000,000 shares of Class A Common Stock and 3,000,000 shares of Class B Common Stock. All references in the financial statements to number of shares, per share amounts and market prices of the Company's Common Stock have been retroactively restated to reflect the effect of the stock conversion and the newly authorized preferred stock and Class A Common Stock and Class B Common Stock.

     On April 12, 1996, the Company adopted the 1996 Stock Option Plan (the "Option Plan") which allows a maximum of 600,000 shares of the Company's Class A Common Stock to be available to provide incentives to employees, officers and consultants of the Company. The exercise price of incentive stock options and non-statutory stock options are to be determined by the Compensation Committee of the Board of Directors but will be at least 100% and 85% of the fair market value of the stock subject to the option on the date of grant, respectively (or 110% with respect to incentive stock options granted to holders of more than 10% of the voting power of the Company's outstanding stock).


     On December 6, 1996, the Company sold to a group of limited partnerships (the "Clipper Group") in a private placement transaction an aggregate of 1,480,000 shares of Class A Preferred Stock and 220,000 shares of Class B Preferred Stock for an aggregate purchase price of $11,900,000 pursuant to a Stock Purchase Agreement. Two of the limited partnerships are affiliates of Credit Suisse First Boston Corporation. Pursuant to the

                                  AVTEAM, INC.

Company's Second Amended and Restated Articles of Incorporation, all of such shares of Class A Preferred Stock will automatically convert into an aggregate of 1,480,000 shares of Class A Common Stock and all of such shares of Class B Preferred Stock will automatically convert into an aggregate of 220,000 shares of Class B Common Stock upon the consummation of an initial public offering. The Clipper Group has transferable registration rights for their shares of Common Stock. See Note 17.



     At December 31, 1996, Class A Common Stock reserved for issuance under the Option Plan and for the conversion of Class A Preferred Stock and Class B Preferred Stock into Class A Common Stock aggregated 2,300,000 shares.



17.  SUBSEQUENT EVENTS (UNAUDITED)



     On July 25, 1997, the Company entered into a sale/leaseback arrangement in which three engines were sold for $4,274,000 and leased back by the Company under a five year lease which requires monthly payments of approximately $56,300 plus applicable fees and taxes. The lease agreement provides the Company with an option to terminate the lease and to repurchase the engines at any time after one year at varying rates based on the original sales price. These engines are presently subleased to airlines. This transaction will be accounted for as a financing, wherein the aircraft engines will remain on the books of the Company and be depreciated. The proceeds under the sale/leaseback arrangement will be recorded as a financing obligation and will be reduced by payments under the lease.



     On August 21, 1997, the Company issued and sold to The Clipper Group in a private placement transaction an aggregate of 494,642 shares of Class A Preferred Stock and 219,644 shares of Class B Preferred Stock for an aggregate purchase price of $5,000,002. Pursuant to the Company's Second Amended and Restated Articles of Incorporation, all of such shares of Class A Preferred Stock will automatically convert into an aggregate of 494,642 shares of Class A Common Stock and all of such shares of Class B Preferred Stock will automatically convert into an aggregate of 219,644 shares of Class B Common Stock upon the consummation of an initial public offering. The Clipper Group has transferable registration rights for their shares of Common Stock.



     Also, on August 21, 1997, the Company issued 327,772 shares of Class A Common Stock valued at $2,294,404 to the Chairman of the Board of Directors of the Company as payment for a $1,322,479 non-interest bearing note and a $701,278 interest bearing note included in notes payable to shareholders at June 30, 1997 and as payment for the purchase of the remaining inventory valued at $270,647 under the Parati Agreement in connection with the termination of the Parati Agreement.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Shareholders

AVTEAM, Inc.

     We have audited the accompanying statements of operations and cash flows of Turbine Engine Sales Group, Inc. ("Turbine") for the year ended December 31, 1993 and the period from January 1, 1994 through July 21, 1994. These financial statements are the responsibility of Turbine's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the result of operations and cash flows of Turbine Engine Sales Group, Inc. for the year ended December 31, 1993 and the period from January 1, 1994 through July 21, 1994, in conformity with generally accepted accounting principles.


                                          /s/  ERNST & YOUNG LLP


Miami, Florida
January 30, 1996

                        TURBINE ENGINE SALES GROUP, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                                             PERIOD FROM
                                                                              JANUARY 1,
                                                               YEAR ENDED    1994 THROUGH
                                                              DECEMBER 31,     JULY 21,
                                                                  1993           1994
                                                              ------------   ------------
Net sales...................................................     $2,147          $846
Cost of sales...............................................      2,417           575
                                                                 ------          ----
                                                                   (270)          271
Commission revenues.........................................        559           480
                                                                 ------          ----
                                                                    289           751
Operating expenses:
  Selling, general, and administrative......................        933           664
  Officers' compensation....................................        135            84
                                                                 ------          ----
                                                                  1,068           748
                                                                 ------          ----
Income (loss) from operations...............................       (779)            3
Interest expense, net.......................................        (64)          (29)
                                                                 ------          ----
          Net loss..........................................     $ (843)         $(26)
                                                                 ======          ====


                            See accompanying notes.

                        TURBINE ENGINE SALES GROUP, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                               PERIOD FROM
                                                               YEAR ENDED      JANUARY 1,
                                                              DECEMBER 31,    1994 THROUGH
                                                                  1993        JULY 21, 1994
                                                              ------------    -------------
OPERATING ACTIVITIES
Net loss....................................................     $(843)           $ (26)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Depreciation and amortization.............................        40               22
  Bad debt expense (recovery)...............................        27               (1)
  Changes in operating assets and liabilities:
     Trade accounts receivable..............................       197             (489)
     Inventory..............................................       151              205
     Prepaid expenses.......................................        32                7
     Accounts payable.......................................       571              311
     Accrued expenses.......................................        13                2
                                                                 -----            -----
          Net cash provided by operating activities.........       188               31
INVESTING ACTIVITY
Purchases of property and equipment.........................       (21)             (18)
                                                                 -----            -----
Net cash used in investing activity.........................       (21)             (18)
                                                                 -----            -----
FINANCING ACTIVITIES
Payments on note payable to shareholders....................       (20)             (49)
Payments on notes payable...................................        --             (119)
                                                                 -----            -----
Net cash used in financing activities.......................       (20)            (168)
Net (decrease) increase in cash.............................       147             (155)
Cash at beginning of period.................................        36              183
                                                                 -----            -----
Cash at end of period.......................................     $ 183            $  28
                                                                 -----            -----
SUPPLEMENTAL CASH FLOW DISCLOSURES
Interest paid...............................................     $   3            $  32
                                                                 =====            =====


                            See accompanying notes.

                        TURBINE ENGINE SALES GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 JULY 21, 1994

1.  BUSINESS


     Turbine Engine Sales Group, Inc. ("Turbine" or the "Company") was incorporated in Florida in 1992 and dissolved prior to 1995. Turbine was an aftermarket supplier of aircraft engines and parts and airframe components to aircraft maintenance providers, manufacturers and airlines.


     On May 4, 1992, Turbine entered into a consignment agreement (the "Consignment Agreement") with an unrelated company, AVTEAM, Inc., formerly known as Interstar Trading Corporation, ("AVTEAM"). Under the terms of the agreement, AVTEAM would purchase aircraft engines and deliver them to Turbine on a consignment basis and Turbine would disassemble the aircraft engines and sell the parts. Profits were divided 50% to AVTEAM and 50% to Turbine after repayment to AVTEAM of its total investment.


     On July 21, 1994, the two shareholders of AVTEAM purchased all of the outstanding common stock of Turbine and Turbine transferred all assets and liabilities to AVTEAM as repayment of amounts due.


2.  SIGNIFICANT ACCOUNTING POLICIES

INVENTORY


     Inventory of aircraft engines is stated at the lower of specific cost (including overhaul costs) or market. Cost of sales for engine parts and airframe components are determined based on a ratio of expected sales per engine and components to the purchase cost of the used engines plus overhaul costs.


REVENUE RECOGNITION

     Sales are recognized when aircraft engines and parts and airframe components are shipped or a service is performed.

PROPERTY AND EQUIPMENT

     Property and equipment is carried at cost and is depreciated using accelerated methods over the estimated useful lives of the assets. The lives used are as follows:

Office furniture and equipment..............................  5-7 years
Warehouse and transport equipment...........................  5-7 years
Leasehold improvements......................................    5 years

INCOME TAXES


     The Company is organized as an S Corporation under the provisions of the Internal Revenue Code, which provides that the corporation's taxable income is taxable to the shareholders rather than at the corporate level. Had the Company been subject to income taxes during the periods presented, no income tax benefit for the losses incurred would have been reported in any of these periods since realization of the related deferred tax asset would not have been reasonably assured. Accordingly, a pro forma provision for income taxes has not been presented for the periods presented.


CONCENTRATION OF CREDIT RISK

     Accounts receivable are primarily from aircraft maintenance providers, manufacturers and airlines. The Company performs ongoing evaluations of its trade accounts receivable customers and monitors its exposure for credit losses and sales returns and does not require collateral.

                        TURBINE ENGINE SALES GROUP, INC.

3.  LEASES

     In April 1993, the Company entered into a lease agreement for warehouse and office space under an operating lease which expires in April 1997. Rent expense for the year ended December 31, 1993 and the period ended July 21, 1994 was $92,000 and $47,000, respectively.

4.  NOTES PAYABLE TO RELATED PARTIES


     Interest expense of $64,000 and $32,000 for the year ended December 31, 1993 and the period ended July 21, 1994, respectively, represents interest on notes due to shareholders bearing interest at 10% per annum payable semi-annually.

------------------------------------------------------

       NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   12
Dividend Policy.......................   12
Capitalization........................   13
Dilution..............................   14
Selected Financial Data...............   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   21
Management............................   30
Certain Transactions..................   33
Principal and Selling Shareholders....   36
Description of Capital Stock..........   37
Shares Eligible For Future Sale.......   39
Underwriting..........................   41
Notice to Canadian Residents..........   42
Legal Matters.........................   43
Experts...............................   43
Additional Information................   43
Index to Financial Statements.........  F-1


                               ------------------
   UNTIL                , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================

                                  AVTEAM, INC.

                              [AVTEAM, INC. LOGO]

                                4,500,000 Shares
                              Class A Common Stock
                                ($.01 par value)
                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON


                          SBC WARBURG DILLON READ INC.

------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an itemized statement of certain estimated expenses incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:


Securities and Exchange Commission registration fee.........  $ 18,818
NASD filing fee.............................................     6,710
Nasdaq National Market listing fee..........................    50,000
Blue Sky fees and expenses..................................    15,000
Printing and engraving expenses.............................   100,000
Legal fees and expenses.....................................   350,000
Accounting fees and expenses................................   200,000
Registrar and Transfer Agent's fees and expenses............     5,000
Miscellaneous...............................................     4,472
                                                              --------
          Total.............................................  $750,000
                                                              ========



     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and NASDAQ National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the Selling Shareholder hereunder, with the exception of underwriting discounts and commissions.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has authority under the Florida Business Corporation Act to indemnify all directors and officers to the extent provided in such statute. The Company's Amended and Restated Articles of Incorporation provide that the Company shall indemnify its directors to the fullest extent permitted by law either now or hereafter. The Company has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

     At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     Pursuant to the Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Company against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     On January 1, 1995, pursuant to the terms of certain stock options granted by the Company, certain executive officers of the Company acquired an aggregate of 71.35 shares of the then outstanding Class A Common Stock, par value $1.00 per share, for an aggregate as evidenced by certain promissory notes each in the amount of $259,097. Such securities were issued pursuant to exemptions set forth in Section 4(2) of the Securities Act. The recipients of the shares of Class A Common Stock represented their intentions to acquire the securities for investment only and not with a view to sell the securities in connection with any distribution thereof and appropriate restrictive legends were affixed to the share certificates.


     On December 31, 1995, pursuant to the terms of certain stock options granted by the Company, certain executive officers of the Company acquired an aggregate of 178.65 shares of the then outstanding Class A Common Stock, par value $1.00 per share, as evidenced by certain promissory notes in the aggregate amount of

$1,120,245. Such securities were issued pursuant to exemptions set forth in
Section 4(2) of the Securities Act. The recipients of the shares of Class A Common Stock represented their intentions to acquire the securities for investment only and not with a view to sell the securities in connection with any distribution thereof and appropriate restrictive legends were affixed to the share certificates.



     In March 1996, the Company amended and restated its Articles of Incorporation, pursuant to which each share of the then outstanding class of Class A Common Stock, par value $1.00 per share, was converted into 4,000 shares of the currently outstanding class of Class A Common Stock, par value $.01 per share. The Company issued an aggregate of 5,000,000 shares of Class A Common Stock to the shareholders of the Company for no additional consideration in connection with such share conversion.



     On December 6, 1996, the Company issued and sold 1,480,000 shares of Class A Preferred Stock and 220,000 shares of Class B Preferred Stock to The Clipper Group for an aggregate purchase price of $11.9 million in reliance upon Regulation D and Section 4(2) of the Securities Act. On August 21, 1997, the Company issued and sold 494,642 shares of Class A Preferred Stock and 219,644 shares of Class B Preferred Stock to The Clipper Group for an aggregate purchase price of $5,000,002 in reliance upon Regulation D and Section 4(2) of the Securities Act. The Clipper Group represented their intentions to acquire the securities for investment only and not with a view to sell the securities in connection with any distribution thereof and appropriate restrictive legends were affixed to the share certificates. The Clipper Group had adequate access to information about the Registrant. The Registrant believes that The Clipper Group were accredited investors as defined in Rule 501 promulgated under the Securities Act.



     On August 21, 1997, the Company issued and sold 327,772 shares of Class A Common Stock to Leon Sragowicz, the Chairman of the Board of Directors and majority shareholder of the Company for an aggregate purchase price of $2,294,404 in reliance upon Regulation D and Section 4(2) of the Securities Act. Mr. Sragowicz represented his intentions to acquire the securities for investment only and not with a view to sell the securities in connection with any distribution thereof and an appropriate restrictive legend was affixed to the share certificate. Mr. Sragowicz had access to adequate information about the Registrant. The Registrant believes that Mr. Sragowicz was an accredited investor as defined in Rule 501 promulgated under the Securities Act.


     No underwriting discounts or commissions were paid in connection with any of the foregoing transactions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


EXHIBIT
NUMBER                                   EXHIBIT
-------                                  -------
 1.1      --   Form of Underwriting Agreement**
 3.1      --   Third Amended and Restated Articles of Incorporation of
               Registrant**
 3.2      --   Second Amended and Restated By-Laws of Registrant**
 4.1      --   Specimen Certificate for the Class A Common Stock
 5.1      --   Opinion of Baker & McKenzie*
10.1      --   Loan Agreement dated February 19, 1997 between Registrant
               and NationsBank, N.A. (South)
10.2      --   Surplus Parts Supply Agreement dated June 12, 1995 between
               Registrant and United Technologies Corporation (confidential treatment of certain portions of Exhibit 10.02 has been
               granted by the Commission)
10.3      --   Letter Agreement dated September 5, 1995 between Registrant and Parati Corporation
10.4      --   Amended and Restated Employment Agreement dated December 6,
               1996 between Registrant and Donald A. Graw
10.5      --   Amended and Restated Employment Agreement dated December 6,
               1996 between Registrant and Jaime J. Levy
10.6      --   AVTEAM Tax Allocation and Indemnification Agreement dated
               December 5, 1996 between Registrant and Donald A. Graw

EXHIBIT
NUMBER                                   EXHIBIT
-------                                  -------
10.7      --   Lease Agreement dated December 28, 1994 between Registrant and Sunbeam Properties, Inc.
10.8      --   Lease Agreement dated November 13, 1995 between Registrant and Sunbeam Properties, Inc.
10.9      --   Indemnification Agreement between Registrant and Donald A.
               Graw effective as of
               April 12, 1996
10.10     --   Indemnification Agreement between Registrant and Jaime J.
               Levy effective as of
               April 12, 1996
10.11     --   Indemnification Agreement between Registrant and Mark S.
               Koondel effective as of
               April 12, 1996
10.12     --   Indemnification Agreement between Registrant and Leon
               Sragowicz effective as of
               April 12, 1996
10.13     --   Indemnification Agreement between Registrant and Robert
               Munson effective as of
               April 12, 1996
10.14     --   Indemnification Agreement between Registrant and Richard
               Preston effective as of
               April 12, 1996
10.15     --   Indemnification Agreement between Registrant and Dallas Cobb effective as of March 20, 1997
10.16     --   Indemnification Agreement between Registrant and Bryan
               Thomas McFarland effective as of March 20, 1997
10.17     --   Indemnification Agreement between Registrant and Eugene P.
               Lynch dated effective as of March 20, 1997
10.18     --   AVTEAM, Inc. 1996 Stock Option Plan
10.19     --   AVTEAM, Inc. Key Executive Annual Incentive Plan
10.20     --   Stock Purchase Agreement dated December 6, 1996 between
               Registrant and The Clipper Group
10.21     --   Registration Rights Agreement dated December 6, 1996 between
               Registrant and The Clipper Group
10.22     --   AVTEAM Tax Allocation and Indemnification Agreement dated
               December 5, 1996 between Registrant and Leon Sragowicz
10.23     --   AVTEAM Tax Allocation and Indemnification Agreement dated
               December 5, 1996 between Registrant and Richard Preston
10.24     --   AVTEAM Tax Allocation and Indemnification Agreement dated
               December 5, 1996 between Registrant and Jaime J. Levy
10.25     --   Lease Modification Agreement dated August 28, 1997 between
               Registrant and Sunbeam Properties, Inc.**
10.26     --   Agreement for Purchase of Additional Securities dated August
               21, 1997 between Registrant and The Clipper Group*
10.27     --   Agreement Dated August 21, 1997 between Registrant, Parati
               Corporation and Leon Sragowicz*
10.28     --   Indemnification Agreement between Registrant and Paula
               Sparks**
11.1      --   Statement Regarding Computation of Per Share Earnings*
23.1      --   Consent of Baker & McKenzie (included in Exhibit 5.1)*
23.2      --   Consent of Ernst & Young LLP*
24.1      --   Powers of Attorney (as set forth on the signature page of
               the Registration Statement)
27.1      --   Financial Data Schedule for the Year Ended December 31,
               1996*
27.2      --   Financial Data Schedule for the Period Ended June 30, 1997*


---------------


*  Filed herewith


** To be filed by amendment

     (b) Financial Statement Schedules:

 SCHEDULE
  NUMBER                                     SCHEDULE
-----------                                  --------
Schedule II   --   Valuation and Qualifying Accounts for the Years Ended
                   December 31, 1994, 1995 and 1996

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) That for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

          (4) That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant has caused this Amendment No. 1 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miramar, Florida, on the 30th day of September, 1997.


                                          AVTEAM, INC.

                                          By:        /s/ DONALD A. GRAW
                                            ------------------------------------
                                                       Donald A. Graw

                                               President and Chief Executive
                                                           Officer



                        NAME                                        TITLE                      DATE
                        ----                                        -----                      ----

                 /s/ LEON SRAGOWICZ*                     Chairman of the Board,         September 30, 1997
-----------------------------------------------------      Director
                   Leon Sragowicz

                 /s/ DONALD A. GRAW                      President, Chief Executive     September 30, 1997
-----------------------------------------------------      Officer, Director
                   Donald A. Graw                          (Principal Executive
                                                           Officer)

                /s/ MARK S. KOONDEL*                     Chief Financial Officer,       September 30, 1997
-----------------------------------------------------      Treasurer, Assistant
                   Mark S. Koondel                         Secretary (Principal
                                                           Financial and Accounting
                                                           Officer)

                 /s/ JAIME J. LEVY*                      Executive Vice President,      September 30, 1997
-----------------------------------------------------      Director
                    Jaime J. Levy

             /s/ BRYAN THOMAS MCFARLAND*                 Vice President -- Business     September 30, 1997
-----------------------------------------------------      Development
               Bryan Thomas McFarland

                  /s/ DALLAS COBB*                       Vice President -- Operations   September 30, 1997
-----------------------------------------------------
                     Dallas Cobb

                /s/ RICHARD PRESTON*                     Secretary, Director            September 30, 1997
-----------------------------------------------------
                   Richard Preston

                 /s/ ROBERT MUNSON*                      Director                       September 30, 1997
-----------------------------------------------------
                    Robert Munson

                /s/ EUGENE P. LYNCH*                     Director                       September 30, 1997
-----------------------------------------------------
                   Eugene P. Lynch



*By:       /s/ DONALD A. GRAW
           -------------------------------
               Donald A. Graw
               Attorney-in-Fact

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Shareholders


AVTEAM, Inc.



     We have audited the financial statements of AVTEAM, Inc. as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated February 27, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.



     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                            /s/  ERNST & YOUNG LLP



Miami, Florida


February 27, 1997

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                  AVTEAM, INC.
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)


                                                           BALANCE AT   CHARGED TO                    BALANCE
                                                           BEGINNING    COSTS AND                    AT END OF
                       DESCRIPTION                          OF YEAR      EXPENSES     DEDUCTIONS       YEAR
                       -----------                         ----------   ----------   ------------    ---------
Year ended December 31, 1994
Deducted from asset accounts:
  Allowance for doubtful accounts........................     $ --         $ 69          $ 16(1)       $ 53
  Allowance for sales returns............................       --          162            --           162
                                                              ----         ----          ----          ----
         Total...........................................     $ --         $231          $ 16          $215
                                                              ====         ====          ====          ====
Year Ended December 31, 1995
Deducted from asset accounts:
  Allowance for doubtful accounts........................     $ 53         $145          $ 84(1)       $114
  Allowance for sales returns............................      162          669           162(2)        669
                                                              ----         ----          ----          ----
         Total...........................................     $215         $814          $246          $783
                                                              ====         ====          ====          ====
Year Ended December 31, 1996
Deducted from asset accounts:
  Allowance for doubtful accounts........................     $114         $ 88          $ 13(1)       $189
  Allowance for sales returns............................      669          211           669(2)        211
                                                              ----         ----          ----          ----
         Total...........................................     $783         $299          $682          $400
                                                              ====         ====          ====          ====


---------------


(1) Uncollectible accounts written off, net of recoveries.


(2) Application of credit memos against reserve.

                                 EXHIBIT INDEX


                                                                           SEQUENTIALLY
EXHIBIT                                                                      NUMBERED
NUMBER                                 EXHIBIT                                 PAGE
-------                                -------                             ------------
 5.1     --  Opinion of Baker & McKenzie
10.26    --  Additional Stock Purchase Agreement dated August 21, 1997 between Registrant and The Clipper Group
10.27    --  Agreement for Purchase of Additional Securities dated August
             21, 1997 between Registrant, Parati Corporation and Leon
             Sragowicz
11.1     --  Statement Regarding Computation of Per Share Earnings
23.1     --  Consent of Baker & McKenzie (included in Exhibit 5.1)
23.2     --  Consent of Ernst & Young LLP
27.1     --  Financial Data Schedule for the Year Ended December 31, 1996
27.2     --  Financial Data Schedule for the Period Ended June 30, 1997